Exhibit 99.3

SEADRILL LIMITED

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 21, 2023

NOTICE IS HEREBY GIVEN that the 2022 Annual General Meeting of Shareholders of Seadrill Limited (the “Company”) will be held on March 21, 2023, at 10:00 a.m., at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2021.

To consider the following Company proposals:

1.

To re-elect, by way of separate resolutions, Julie Robertson, Jean Cahuzac, Jan Kjaervik, Mark McCollum, Andrew Schultz, Paul Smith and Ana Zambelli as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws of the Company.

2.

To approve the appointment of PricewaterhouseCoopers LLP to serve as the auditor of the Company for the financial year ended December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

3.	To ratify, approve and confirm the remuneration of the Directors of the Company for the 2022 financial year and to approve the remuneration of the Directors of the Company for the 2023 financial year.

4.	To approve the Management Incentive Plan.

5.	To approve the amendment and restatement of the Bye-laws of the Company in the manner set out in Appendix 3 to the Proxy Statement.

6.	To approve an increase of the number of Directors of the Company to nine (9) and authorise the Board to fill the vacancies of two (2) Directors.

Shareholders may also be asked to consider and vote on such other business as may properly come before the Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

James Gilbertson

Company Secretary

February 17, 2023

Notes:

1.

The Board of Directors has fixed 5:00 p.m., Bermuda time on February 13, 2023, as the record date for the determination of the members of record entitled to attend and vote at the 2022 Annual General Meeting or any postponement or adjournment thereof. Only those members entered on the Register of Members of the Company as of the above record date shall be entitled to attend and vote at the 2022 Annual General Meeting in respect of the number of shares registered in their name at that time.

2.

Every member entitled to attend and vote at the 2022 Annual General Meeting or any postponement or adjournment thereof is entitled to appoint a proxy to attend and vote in such member’s stead on a show of hands or on a poll. A proxy card is enclosed for this purpose (the “Proxy Card”). A proxy holder need not be a member of the Company. A member who is entitled to cast two or more votes at the Annual General Meeting or any postponement or adjournment thereof may appoint more than one proxy holder.

3.

If properly executed, the issued and outstanding shares of the Company represented by the proxy holder appointed by use of the Proxy Card enclosed herewith (the “Shares”) will be voted in the manner directed by the member on such Proxy Card. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2022 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2022 Annual General Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2022 Annual General Meeting or any postponement or adjournment thereof.

4.

A copy of the Company’s audited financial statements for the year ended December 31, 2021 will be filed with the U.S. Securities and Exchange Commission as part of a Form 6- K and published on the Company’s website: www.seadrill.com//investors/reports-presentations/reports/ on (or before) 15 March 2023.

5.

Resolutions 1 through 4 (inclusive) and Resolution 6 require the affirmative vote of a majority of the votes cast in person or by proxy at the 2022 Annual General Meeting. Resolution 5 requires the affirmative vote of not less than two-thirds of the votes cast in person or by proxy at the 2022 Annual General Meeting. Given that the thresholds are of votes cast at the Meeting, broker non-votes and abstentions will not have any effect on the results of voting on the proposals.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE 2022 ANNUAL

GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SEADRILL

LIMITED TO BE HELD ON MARCH 21, 2023.

GENERAL

We are furnishing this Proxy Statement in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at our 2022 Annual General Meeting of Shareholders (the “Meeting”) or any adjournment or postponement of the Meeting. The Company emerged from its Chapter 11 process on February 22, 2022 and, in accordance with its Bye-laws, is required to hold the 2022 Annual General Meeting by no later than 22 March 2023. The Meeting is to be held at 10:00 am at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda on March 21, 2023. At the Meeting, we will ask you to consider and vote on the proposals described in the accompanying Notice of 2022 Annual General Meeting of Shareholders (the “Meeting Notice”). We are soliciting proxies from shareholders of record as of 5:00 p.m., Bermuda time on February 13, 2023.

Under Bermuda law, holders of a company’s common shares are referred to as “members” but for convenience, they are referred to in this Proxy Statement as “shareholders” or “shareholders of record”. In this Proxy Statement, the terms “we,” “our,” “Company” and “us” refer, as the context requires, to Seadrill Limited.

HOW TO VOTE

Shareholders of Record / Members: You are asked to complete, date and sign the enclosed Proxy Card to appoint each of the following persons as proxy holders for the Meeting: Mrs Julie Robertson (Chair of the Board), Mr Simon Johnson (Seadrill CEO), Mr Martyn Svensen (Seadrill Vice President of Insurance) and Ms Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill Limited’s Bermuda Counsel).

To be valid, any Proxy Card appointing a proxy must be received (completed, dated and signed):

1.	in case of Proxy Cards sent by Broadridge, by Broadridge online at www.proxyvote.com or by mail at:

c/o Broadridge

51 Mercedes Way

Edgewood, NY 11717

USA

before 11:59pm EST on March 20, 2023; or

2.	in case of Proxy Cards sent by DNB, by DNB via email at vote@dnb.no or by mail at:

DNB Bank, ASA, Registrars Dept.

P.O. Box 1600 Sentrum

0021 Oslo

Norway

before 16:00 CET on March 16, 2023,

(where each time and date above are referred to herein as the “share voting cutoff time”).

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Please refer to the accompanying Proxy Card for specific voting instructions.

Please sign the Proxy Card exactly as your name appears on the card. If shares are owned jointly, each joint owner should sign the Proxy Card. If a shareholder is a corporation, limited liability company or partnership, the Proxy Card should be signed in the full corporate, limited liability company or partnership name by a duly authorized person. If the Proxy Card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, please state the signatory’s full title and provide a certificate or other proof of appointment.

Beneficial Owners: If you are a beneficial owner of shares of the Company, your broker, bank or other nominee will arrange to provide materials and instructions for voting your shares. Please note that you may not vote shares held in street name by returning a Proxy Card or voting instruction card directly to the Company unless you provide a legal proxy executed by the shareholder of record (or member) and enabling you to vote the shares.

Your vote is important. All shareholders are cordially invited to attend the Meeting. We urge you, whether or not you plan to attend the Meeting, to submit your proxy by completing, signing, dating and mailing the enclosed Proxy Card.

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by sending written notice of revocation to the Company Secretary, James Gilbertson, at Park Place, 55 Par-la-Ville Road, Third Floor, Hamilton HM11, Bermuda, which must be received by the share voting cutoff time, stating that you would like to revoke your proxy or by completing, signing and dating another proxy card and returning it to the Company Secretary, James Gilbertson, at Park Place, 55 Par-la-Ville Road, Third Floor, Hamilton HM11, Bermuda, together with a written notice of revocation, which must be received by the share voting cutoff time, or by attending the Meeting and voting in person.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2021 will be made available at the Meeting. The Board will have approved these statements before they are made available, however, there is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements for the year ended December 31, 2021 will be contained in the Company’s report on Form 6-K which will be filed with the U.S. Securities and Exchange Commission and published on our website at www.seadrill.com/investors/reports-presentations/reports/ on (or before) 15 March 2023. Shareholders can request a hard copy free of charge upon request by email to: ir@seadrill.com.

COMPANY PROPOSALS

PROPOSAL 1 – RE-ELECTION OF DIRECTORS

The Board has nominated the persons listed below for re-election as Directors of the Company, all of whom are presently serving members of the Board.

As provided in the Company’s Bye-laws, each Director is elected at each annual general meeting of Shareholders and shall hold office until the next annual general meeting following his or her election or until his or her office is otherwise vacated in accordance with the Bye-laws of the Company.

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At the Meeting, the Board will ask the shareholders to re-elect, by way of separate resolutions, each of Julie Robertson, Jean Cahuzac, Jan Kjaervik, Mark McCollum, Andrew Schultz, Paul Smith and Ana Zambelli to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws of the Company.

Nominees For Election as a Director

Information concerning the nominees for Directors of the Company is set forth below:

	Name	Director Since
Resolution 1

(a)	Julie Robertson*	22 February 2022
(b)	Jean Cahuzac	22 February 2022
(c)	Jan Kjaervik	22 February 2022
(d)	Mark McCollum	22 February 2022
(e)	Andrew Schultz	22 February 2022
(f)	Paul Smith	22 February 2022
(g)	Ana Zambelli	25 January 2023

*	Serves as Chair of the Board

Biographies

Julie Johnson Robertson, Chair of the Board, Age 66

Ms. Robertson is one of the most respected leaders in the offshore drilling business, and she also was one of the highest ranking female chief executives in the energy sector. Her career at Noble Corporation plc and its predecessor companies spanned more than 40 years and she held many roles, including Executive Chairman, President, and CEO. She currently sits on the Board of Directors for EOG Resources, Superior Energy Services and Patterson-UTI. She is a resident of Houston, Texas. Ms. Robertson serves as chair of the Joint Remuneration and Nomination Committee of the Board.

Mark McCollum, Age 63

Mr. McCollum has extensive global experience in the offshore energy services sector and has chaired three different public-company Audit Committees. He is a 17-year veteran of the oil and gas industry, having most recently served as President and CEO of Weatherford International. He also held several roles of prominence at Halliburton, including EVP and CFO. He currently sits on the Board of Directors for Westlake Corporation and Marathon Oil Corporation where he also sits on the Compensation Committee and the Health, Environmental, Safety and Corporate Responsibility Committee. He is a resident of Crawford, Texas. Mr. McCollum serves as chair of the Audit and Risk Committee of the Board.

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Jean Cahuzac, Age 69

Mr. Cahuzac is a highly regarded senior executive in the offshore energy services sector. Until recently the CEO of Subsea 7, he brings over 41 years in the industry having previously worked for Transocean and Schlumberger in operational and management roles. He currently sits on the Compensation Committee at Subsea 7 and as Chairman of the sustainability committee and on the strategy committee at Bourbon Maritime. He is a resident of Paris, France. Mr. Cahuzac is a member of the Audit and Risk Committee of the Board.

Jan Kjærvik, Age 66

Mr. Kjærvik is an accomplished financial executive who brings nearly 40 years of experience in financial roles across the banking, energy and maritime sectors. He is currently Interim Treasurer for GE Energy businesses (Vernova) preparing for demerger from General Electric parent. He was most recently Head of Treasury & Risk for A.P. Møller-Mærsk and prior to that held similar role at Aker Kværner/Solutions. He currently sits on the Board of Directors for Høegh Autoliners and also serves as Chair of its Audit Committee. Previous directorships include Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance, VP Securities and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway. Mr. Kjærvik is a member of the Audit and Risk Committee of the Board.

Andrew Schultz, Age 68

Mr. Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. As a lawyer and investor, his career has spanned many industries. He is very familiar with both the offshore drilling sector and the E&P sector, serving as Board Chair for Pacific Drilling and a Director for Vanguard Natural Resources. Currently a professional non-executive director advisor, he sits on a total of seven Boards. He is a resident of New Canaan, Connecticut. Mr. Schultz is a member of the Joint Remuneration and Nomination Committee of the Board.

Paul Smith, Age 52

Mr. Smith is a highly analytical and energetic financial leader who brings depth and expertise in capital allocation, capital structure, capital markets, and restructurings with a global track record across various industries, including mining & metals, oil & gas, and steel. Currently, he is Founder and Principal of Collingwood Capital Partners which manages public and private investments focused on resources, energy transformation, and technology sectors. He had a nine-year career with Glencore, culminating as CFO for Katanga Mining. He currently sits on the Board for Trident Royalties. He is a resident of Zug, Switzerland. Mr. Smith is a member of the Joint Remuneration and Nomination Committee of the Board.

Ana Zambelli, Age 50

Ms. Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the Board of Directors of Petrobras and Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present.

The Board recommends that the shareholders vote FOR Proposals 1(a)-(g).

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PROPOSAL 2 – APPOINTMENT OF INDEPENDENT AUDITORS

In accordance with the Company’s Chapter 11 process, PricewaterhouseCoopers LLP was retained to serve as the independent auditor of the Company for the financial year ended December 31, 2021 and until the close of this Meeting. The remuneration for PricewaterhouseCoopers LLP for its services in connection with the audit of financial year ended December 31, 2021 was £2,319,000.

The Audit and Risk Committee has approved the appointment of PricewaterhouseCoopers LLP as the independent auditor for the Company for the financial year ended December 31, 2022 and their remuneration and has recommended such to the Board.

At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for the financial year ending December 31, 2022 and serve until the close of the Company’s next annual general meeting, and to authorise the Board (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

The Board recommends that the shareholders vote FOR Proposal 2.

PROPOSAL 3 - TO APPROVE THE REMUNERATION OF DIRECTORS

The remuneration of each Director for the year ended December 31, 2022 was agreed in a services agreement with each Director prior to his or her appointment to the Board effective upon the Company’s emergence from Chapter 11 on February 22, 2022 (the “Initial Directors”). In connection with the Company’s Chapter 11 process, certain significant creditors of the Company (who became shareholders of the Company upon the Company’s emergence from Chapter 11) approved the remuneration that the Initial Directors would receive. Each of the six Initial Directors agreed to serve on the Board pursuant to such terms. Nevertheless, the remuneration of Directors for the year ended December 31, 2022 must be ratified by shareholders in accordance with the Bye-laws of the Company. Details of the remuneration paid to Directors for the year ended December 31, 2022 are included in Part I of the recommendation of the Joint Remuneration and Nomination Committees set out in Appendix 1, as attached to this Proxy Statement (the “Recommendation”).

As required under the Bye-laws of the Company, the Joint Remuneration and Nomination Committee of the Board has recommended to the Board that Directors of the Company receive a certain level of remuneration in respect of their service on the Board during the 2023 calendar year details of which are included in Part 2 of the Recommendation. In accordance with the Bye-laws, the recommendation for Board remuneration during 2023 must be approved by shareholders.

At the Meeting, the Board will ask the shareholders to ratify, approve and confirm the remuneration of the Directors for the 2022 financial year and to approve the remuneration of the Directors for the 2023 financial year as set forth in the Recommendation.

The Board recommends that the shareholders vote FOR Proposal 3.

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PROPOSAL 4 - TO APPROVE MANAGEMENT INCENTIVE PLAN

The order of the United States Bankruptcy Court confirming the Joint Plan of Reorganisation of the Company and its debtor affiliates pursuant to Chapter 11 of the U.S. Bankruptcy Code, as confirmed by the United States Bankruptcy Court (the “Chapter 11 Plan”) provided that a management incentive plan was to be implemented by the Company on such terms and conditions (including with respect to allocations, participants, structure and timing of issuance) set forth in the Chapter 11 Plan following the Company’s emergence from the Chapter 11 process. The Chapter 11 Plan provided that the issued share capital of the Company as of February 22, 2022 would be diluted by any issuance of shares pursuant to a management incentive plan. Further, the Chapter 11 Plan provided that 5.5% of the Company’s share capital (on a fully diluted, fully distributed basis) would be reserved for issuance in respect of awards made under a management incentive plan.

Accordingly, the Board adopted a management incentive plan on August 6, 2022 (the “Management Incentive Plan”) and reserved 2,910,053 common shares of the Company for issuance thereunder. In accordance with the Chapter 11 Plan, such number of shares constituted 5.5% of the Company’s share capital on a fully diluted and fully distributed basis on the date the plan was adopted.

Summary Description of the Management Incentive Plan

The following summary of certain terms of the Management Incentive Plan is not complete. We refer you to the copy of the Management Incentive Plan attached to this Proxy Statement as Appendix 2 for a complete statement of its terms and provisions.

General. The Management Incentive Plan provides for equity based awards and cash to employees or consultants providing services to the Company or any of our subsidiaries and non-employee Directors of the Company. We believe that the Management Incentive Plan will provide a means for participants to develop a sense of proprietorship in the Company and its success, and will strengthen our ability to attract, retain and motivate key personnel.

Administration. The Management Incentive Plan will be administered by the Joint Nomination and Remuneration Committee or such other committee of the Board as may be appointed by the Board (the “Committee”), with the Board retaining the same authority as the Committee. Subject to certain limitations, the Committee may delegate the authority to grant awards (other than awards to directors and executive officers subject to Section 16 of the U.S. Securities Exchange Act) to a committee of one or more members of the Board or one or more officers of the Company.

The Committee generally will have authority to make awards under the Management Incentive Plan, determine the terms of awards, including vesting, forfeiture and settlement terms, interpret or administer the Management Incentive Plan and any award and take any other action the Committee deems necessary for the administration of the plan.

Eligibility. Individuals eligible to receive awards under the Management Incentive Plan include employees of and consultants for the Company or any of its subsidiaries and directors. No awards to directors have been made under the plan or are currently contemplated.

Shares Subject to the Management Incentive Plan. The maximum number of shares being reserved under the Management Incentive Plan is 2,910,053 common shares, subject to adjustment as described below. Shares underlying awards granted under the Management Incentive Plan that are forfeited, acquired for cancellation, cancelled, exchanged, or terminated or expired without having been exercised, and awards settled in cash, will be

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available for grant under the Management Incentive Plan. There are no limitations on the number of awards that may be granted under the Management Incentive Plan that are payable solely in cash.

Types of Awards. The types of awards that may be made under the Management Incentive Plan are not limited, and may include stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), dividend equivalent rights and other stock-based awards. At the discretion of the Committee, any award may be designated as a performance award, where vesting may be contingent upon satisfying performance measures.

Adjustments. In the event of certain unusual events that affect the common shares such that an adjustment is appropriate to prevent dilution or an increase of the benefits intended under the Management Incentive Plan, the Committee shall make equitable adjustments to reflect such event to the number and kind of shares available under the plan or subject to outstanding awards, and the grant or exercise price per unit of any outstanding award.

Change in Control. Upon the occurrence of a change in control of the Company, the Committee will determine how outstanding awards will be treated.

Amendment and Termination. The Committee may not amend the Management Incentive Plan without shareholder approval if the amendment would (a) materially increase the benefits accruing to participants under the plan; (b) materially increase the number of securities which may be issued under the plan; (c) materially modify the requirements for participation in the plan; (d) increase the non-employee director compensation limit contained in the plan.

New Plan Benefits. The Board has granted awards of time-based RSUs and performance-based RSUs to certain of our executives and employees (the “Prior Awards”). The Prior Awards will be settled in cash if shareholder approval of the Management Incentive Plan is not obtained. The Prior Awards are described below and include awards of 128,759 time-based RSUs and 300,435 performance-based RSUs which can be earned between 0% and 100% of the number of units listed below, dependent on the achievement of performance criteria and continued service requirements. On the date of this Proxy Statement, as a result of the Prior Awards, 2,480,859 shares remain available for future awards under the plan.

		Performance-Based	Time-Based
Name	Position/status	RSUs	RSUs
Simon Johnson	Chief Executive Officer	124,662	53,427

Grant Creed	Chief Financial Officer	43,632	18,699

Leif Nelson	Chief Operations & Technology Officer	62,331	26,713

Torsten Sauer-Petersen	EVP, Human Resources	31,165	13,357

Samir Ali	EVP, Chief Commercial Officer	31,165	13,357

Various	Other senior management	7,480	3,206

Section 17 of the Management Incentive Plan requires that before any awards granted pursuant to the Management Incentive Plan may be settled in shares of the Company, the plan must be approved by the Company’s shareholders at a general meeting. Further, pursuant to Bye-law 45(b) of the Bye-laws of the Company, an employee share scheme is to be approved by shareholders.

At the Meeting, the Board will ask the shareholders to approve the Management Incentive Plan.

The Board recommends that the shareholders vote FOR Proposal 4.

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PROPOSAL 5 –TO APPROVE AMENDMENTS TO BYE-LAWS

The current Bye-laws of the Company reflect the Company’s position as it underwent and emerged from the Chapter 11 process. It is the view of the Board that the Company’s position has changed significantly since February 22, 2022, being the date on which the Company emerged from the Chapter 11 process. Moreover, since October 14, 2022, the Company’s common shares have been listed and traded on the New York Stock Exchange (NYSE) and the Company is now subject to the NYSE’s listing requirements. To best position the Company to deliver sustainable long-term performance amidst a competitive and volatile market, the Board recommends that the Bye-laws of the Company be amended and restated to read in their entirety as set forth in Appendix 3 attached to this Proxy Statement. The Board believes that the changes to the Bye-laws are in keeping with good corporate governance and will better align the Company with market practices, including common practices of Bermuda companies and NYSE-listed companies, and investor expectations. Specifically, the refinements will, among other things, eliminate unnecessary provisions related to the Chapter 11 process, improve the ability of the Board to oversee the business of the Company for the benefit of the greater shareholder group, rather than any single substantial shareholder or group of substantial shareholders, permit the Board to take decisions that are appropriately within the authority of the Board and allow the Board to attract and retain leading management talent.

To assist the shareholders in considering this Proposal, a comparative table of the proposed amendments vis-à-vis the current Bye-law provisions of the Company is enclosed as Appendix 4 to this Proxy Statement.

At the Meeting, the Board will ask the shareholders to approve the Amended and Restated Bye-laws of the Company as set out in Appendix 3 attached to this Proxy Statement.

The Board recommends that the shareholders vote FOR Proposal 5.

PROPOSAL 6 – NUMBER OF DIRECTORS

The Company currently has seven (7) serving Directors. The Bye-laws set the number of Directors comprising the Board at seven (7) for the Company’s first year following the Effective Date of the Chapter 11 Plan.

At the Meeting, the Board will ask the shareholders to determine that the number of Directors comprising the Board be increased to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company. The Board has nominated, in accordance with Proposal 1, for re-election to the Board those seven (7) persons currently serving as Directors of the Company.

On December 22, 2022, Seadrill announced its agreement with Aquadrill LLC (“Aquadrill”) to acquire the Aquadrill group (the “Acquisition”). In connection with the Acquisition and pursuant to the Agreement and Plan of Merger between Seadrill and Aquadrill (the “Merger Agreement”), the Board recommends that should shareholders determine at the Meeting that the number of Directors comprising the Board be increased to nine (9) in accordance with the preceding paragraph, that two of the seats on the Board be left unfilled at the Meeting. Upon and subject to approval of Proposal 6 by the shareholders and the closing of the Acquisition and pursuant to the Merger Agreement, the Board will be authorised by shareholders to appoint two (2) Directors to fill such vacancies.

Pursuant to the Merger Agreement, the Directors appointed to fill the two (2) vacancies by the Board will be designated by Aquadrill at the written direction of certain members of Aquadrill holding in the aggregate more than 75% of the common units in Aquadrill (the “Consenting Shareholders”) and who the Board has determined meet the requirements set forth in the Merger Agreement. No such designees have been vetted (in accordance with the Merger Agreement) or approved by the Board. Consequently, in accordance with the Merger Agreement, as part of Proposal 6, the Board will ask shareholders to authorise the Board to fill the two (2) vacancies created by the increase in the number of Directors comprising the Board and left unfilled.

The Board recommends that the shareholders vote FOR Proposal 6.

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OTHER BUSINESS

The Company knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of 2022 Annual General Meeting.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL GENERAL MEETING

One or more shareholders of record who hold any issued and outstanding shares as of the record date for the 2023 Annual General Meeting and at the time of such Meeting and has complied with the requirements in our Bye-laws may nominate a director nominee or make a proposal in accordance with sections 79 and 80 of the Companies Act of Bermuda to be included on the agenda at such Annual General Meeting.

Our Bye-laws provide that shareholders seeking to nominate candidates for election as directors before an annual general meeting of shareholders must provide timely notice of their proposal in writing. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual general meeting of shareholders. Our Bye-laws also specify requirements as to the form and content of a shareholder’s notice, including information concerning the nominee of the proposal, if any, and the shareholder and the beneficial owner, as the case may be. These provisions may impede shareholders’ ability to make nominations for directors at an annual general meeting of shareholders. Any proposed nomination that does not meet the requirements set forth in our Bye-laws may be declared out of order and may not be considered at the next annual general meeting of shareholders.

The Chair of the meeting may refuse to allow the transaction of any business not proposed in compliance with our Bye-laws and/or in accordance with the requirements of the Companies Act 1981 of Bermuda.

Shareholders who wish to send communications on any topic to the Board, may do so by writing to our Company Secretary at Park Place, 55 Par-la-Ville Road, Hamilton, HM 11 Bermuda.

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By Order of the Board of Directors

James Gilbertson

Company Secretary

February 17, 2023

Hamilton, Bermuda

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Appendix 1 – Recommendation from Joint Nomination & Remuneration Committee

RECOMMENDATION FROM THE JOINT NOMINATION & REMUNERATION COMMITTEE

(THE “COMMITTEE”) OF SEADRILL LIMITED (THE “COMPANY”)

TO THE ANNUAL GENERAL MEETING TO BE HELD ON

21 MARCH 2023

2022 Board Remuneration

Each Director who was appointed to the Board of Directors of the Company (the “Board”) effective upon the Company’s emergence from Chapter 11 on February 22, 2022 (the “Initial Directors”) entered into a services agreement with the Company that established a remuneration scheme for each such Initial Director, including an annual fee and an incentive fee payable upon the occurrence of certain corporate events. In connection with the Company’s Chapter 11 process, certain significant creditors of the Company (who became shareholders of the Company upon the Company’s emergence from Chapter 11) approved the remuneration scheme set forth in such services agreements. Each of the six Initial Directors agreed to serve on the Board pursuant to such terms. In addition, Ana Zambelli agreed to be appointed to the Board in January 2023 under a services agreement providing for the same remuneration as the Initial Directors, except that Ms. Zambelli’s services agreement does not provide for an incentive fee. Nevertheless, the remuneration of the Initial Directors for the period from emergency of the Company from Chapter 11 until the 2022 Annual General

Meeting (“2022 Board Remuneration”) must be ratified by shareholders based on the non-binding recommendation of the Committee, in accordance with the Bye-laws of the Company.

2022 Board Remuneration is $1,520,000 in aggregate. As noted above, this aggregate amount reflects the arrangements made with the Initial Directors upon the Company’s emergence from the Chapter 11 process as set forth in each such Initial Director’s services agreement with the Company, as well as any remuneration due to Ms. Zambelli during the same period under her services agreement. Due to the Chapter 11 process, the Committee was not formed until after the appointment of the Initial Directors and did not previously have the opportunity to make a recommendation with respect to 2022 Board Remuneration. Nonetheless and as the 2022 Annual General Meeting presents the first opportunity for the Committee to do so, the Committee hereby recommends the 2022 Board Remuneration and that such be ratified by the shareholders of the Company.

2023 Board Remuneration

The Committee engaged Lyons, Benenson & Company as independent compensation consultant to undertake a review of Board compensation, including comparing the remuneration of the Board to relevant statistics from other companies in a peer group of companies.

Taking into account the proposal to increase the Board size to nine (9) directors, the Committee recommends the Board remuneration for the period from the date immediately following the 2022 Annual General Meeting until the date of the 2023 Annual General Meeting (“2023 Board Remuneration”) be $1,760,000 in aggregate. Such amount does not include any amounts in respect of the incentive fee that may become due under the services agreements in place with each Initial Director (the “Incentive Fee”). The Incentive Fee would become payable to each Initial Director on the earlier of (i) the second anniversary of the Company’s emergence from Chapter 11; (ii) the occurrence of a merger or sale of the Company and its subsidiaries (a “Merger”); and (iii) the occurrence of a partial sale or spin out of a substantial part of the business of the Company and its subsidiaries (a “Partial Sale”). The amount of the incentive fee due on the second anniversary of emergence or a Merger would not be less than $300,000 and could be more if the “Enterprise Value” of the Company and its subsidiaries (market capitalization on the NYSE plus net debt) exceeds $2.1 billion at the time the fee becomes payable. In the case of a Partial Sale, the Incentive Fee would be paid pro rata depending on a comparison of the value of the assets sold to the Enterprise Value on the date of sale. Should the Incentive Fee become payable to the Initial Directors prior to the 2023 Annual General Meeting, the recommendation of the Committee regarding 2023 Board Remuneration would include a recommendation of payment of the Incentive Fee to each Initial Director.

February 17, 2023

On behalf of the

Seadrill Limited

Joint Nomination & Remuneration Committee

Julie Robertson, Chair

Appendix 2 – Management Incentive Plan

SEADRILL LIMITED

2022 MANAGEMENT INCENTIVE

PLAN

1. Purpose. This Seadrill Limited 2022 Management Incentive Plan (the “Plan”) is designed to align the interests of eligible participants with those of the Company’s shareholders by providing long-term incentive compensation opportunities tied to the performance of the Company and its Shares. The Plan is intended to assist the Company and its Subsidiaries with attracting, retaining and motivating key personnel by rewarding them for the overall success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under the Plan and thereby providing such persons with proprietary interest in the growth and performance of the Company and its Subsidiaries.

2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

a. “Award” means the grant of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award, or Other Stock-Based Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions and limitations as the Committee may establish in accordance with the objectives of the Plan.

b. “Award Agreement” means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made available but not executed. Any Participant who is granted an Award and who does not affirmatively, and in writing delivered to the Committee (or its applicable delegate), reject the applicable Award and Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

c. “Board” means the Board of Directors of the Company.

d. “Cause” as a reason for a Participant’s termination of employment or service shall, unless otherwise agreed to in writing between the Participant and the Company or a Subsidiary of the Company, have the meaning assigned such term or an analogous term in the employment, severance or similar agreement, if any, between the Participant and the Company or a Subsidiary of the Company. If the Participant is not a party to an employment, severance or similar agreement with the Company or a Subsidiary of the Company in which such term is defined, then unless otherwise defined in the applicable Award Agreement, “Cause” means the Participant’s: (i) serious or repeated breach of an Award Agreement or other material agreement with the Company or Subsidiary of the Company, (ii) failure to comply with any reasonable and lawful order or direction given to the Participant by the Board, Committee, or the Participant’s supervisor, as applicable, (iii) commission of any gross misconduct or conduct (whether in connection with Participant’s employment with the Company or not) which in the reasonable opinion of the Board, Committee, or the Participant’s supervisor, as applicable, is or could reasonably be expected to be materially harmful to the Company, (iv) conviction of any criminal offense (other than a traffic offense for which the Participant is not sentenced to any term of imprisonment, whether immediate or suspended), (v) commission of any act of fraud or dishonesty or corrupt practice relating to the Company, any of its or their employees, customers or otherwise or a breach of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, as such laws, rules and regulations may be amended from time to time, or (vi) breach of any legislation or regulation in force which may affect or relate to the business or securities of the the Company or any Group Company.

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e. “Change in Control” means the occurrence of any of the following events:

i. the acquisition by a Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (A) the then issued and outstanding registered Shares of the Company (the “Outstanding Shares”) or (B) the combined voting power of the then issued and outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that for purposes of this paragraph (i) the following acquisitions shall not constitute a Change in Control: (w) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company, or (z) any acquisition by any company pursuant to a reorganization, merger, amalgamation or consolidation, if, following such reorganization, merger, amalgamation or consolidation, the conditions described in clauses (A), (B) and (C) of sub-section (iii) of this definition are satisfied;

ii. individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute a majority of such Board; provided, however, that any individual becoming a director of the Company subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of a majority of the directors of the Company then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

iii. consummation of a reorganization, merger, amalgamation or consolidation of the Company, with or without approval by the shareholders of the Company, in each case, unless, following such reorganization, merger, amalgamation or consolidation, (A) more than 50% of, respectively, the then outstanding shares of common stock (or equivalent security) of the company resulting from such reorganization, merger, amalgamation or consolidation and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such reorganization, merger, amalgamation or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, amalgamation or consolidation, of the Outstanding Shares and Outstanding Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such company resulting from such reorganization, merger, amalgamation or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger, amalgamation or consolidation, directly or indirectly, 25% or more of the Outstanding Shares or Outstanding Voting Securities, as the case may be) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock (or equivalent security) of the company resulting from such reorganization, merger, amalgamation or consolidation or the combined voting power of the then outstanding voting securities of such company

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entitled to vote generally in the election of directors, and (C) a majority of the members of the board of directors of the company resulting from such reorganization, merger, amalgamation or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger, amalgamation or consolidation;

iv. consummation of a sale or other disposition of all or substantially all the assets of the Company, with or without approval by the shareholders of the Company, other than to a company, with respect to which following such sale or other disposition, (A) more than 50% of, respectively, the then outstanding shares of common stock (or equivalent security) of such company and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all the individuals and entities who were the beneficial owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Shares and Outstanding Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such company, and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 25% or more of the Outstanding Shares or Outstanding Voting Securities, as the case may be) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock (or equivalent security) of such company or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (C) a majority of the members of the board of directors of such company were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company; or

v. approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

f. “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

g. “Committee” means (i) the Nomination & Remuneration Committee of the Board, and any successor committee thereto, (ii) such other committee of the Board as may be designated by the Board to administer the Plan in whole or in part including any subcommittee of the Board as designated by the Board, or (iii) the Board, as determined by the Board.

h. “Company” means Seadrill Limited (registration no. 202100496), an exempted company incorporated and existing under the laws of Bermuda.

i. “Consultant” means an individual providing services to the Company or any of its Subsidiaries, other than an Employee or Non-Employee Director.

j. “Disability” means (i) any physical or mental condition that would qualify a Participant for a disability benefit under any long-term disability plan maintained by the Company (or by the Subsidiary of the Company by which he is employed) or (ii) such other condition as may be determined in the sole discretion of the Committee to constitute Disability. Notwithstanding the foregoing, if an Award is subject to Section 409A of the Code, the definition of Disability shall conform to the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i) to the extent necessary to avoid the imposition of any tax by such Section 409A of the Code.

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k. “Dividend Equivalents” means, in the case of an Award comprising Restricted Stock Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof (excluding, unless the Committee determines otherwise special dividends)) that are payable to shareholders of record in respect of the relevant record dates that occur during the period of which the Restricted Stock Units may be forfeited to the Company, on a like number of Shares that are subject to the Award.

l. “Effective Date” means the date the Plan is approved by the Board.

m. “Employee” means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee following the date of agreement.

n. “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.

o. “Fair Market Value” of a Share as of a particular date shall mean (1) the closing sale price reported for such share on the national securities exchange, national market system or other regulated exchange on which such share is traded on such date (or, if there were no trades on such date, on the most recently preceding day on which there was a sale), or (2) if the Shares are not then listed on a national securities exchange, national market system or other regulated exchange, the value of such shares is not otherwise determinable, or if there is insufficient trading volume in such shares on such trading day, such value as determined by the Committee in good faith in its sole discretion; provided in the case of (1) or (2) the value shall not be less than the par value of a Share.

p. “Incentive Stock Option” means an Option that is designated as such in the applicable Award Agreement and intended to comply with the requirements set forth in Section 422 of the Code.

q. “Non-Employee Director” means an individual serving as a member of the Board who is not an Employee, Consultant or officer of the Company or any of its Subsidiaries (i.e., an individual elected or appointed to serve as a director of the Company by the Board or in such other manner as may be prescribed in the bye-laws of the Company).

r. “Non-qualified Stock Option” means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code, including any Option that is not specifically designated as an Incentive Stock Option.

s. “Option” means a right to purchase a specified number of Shares from the Company pursuant to Section 6 of the Plan.

t. “Other Stock-Based Award” means any right granted pursuant to Section 11 of the Plan.

u. “Participant” means an individual to whom an Award is made under the Plan.

v. “Performance Award” means any right granted pursuant to Section 10 of the Plan.

w. “Performance Goal” means one or more standards established by the Committee pursuant to Section 10 of the Plan to determine in whole or in part whether a Performance Award shall be earned.

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x. “Performance Period” means one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to the payment of a Performance Award.

y. “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company and its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company.

z. “Restricted Stock” means any Share granted pursuant to Section 8 of the Plan.

aa. “Restricted Stock Unit” or “RSU” means any unit granted pursuant to Section 9 of the Plan that provides for the allotment and issuance, transfer, or delivery of one Share or equivalent value in cash upon the satisfaction of the terms, conditions, and restricted applicable to such Restricted Stock Unit.

bb. “Securities Act” means the United States Securities Act of 1933, as amended.

cc. “Shares” means the fully diluted common shares of the Company, $0.01 par value, or such other securities of the Company (i) into which such common shares shall be changed by reason of a recapitalization, merger, amalgamation, consolidation, division , sub-division, split-up, combination, exchange of shares or other similar transaction or (ii) as may be determined by the Committee pursuant to Section 4(b) of the Plan.

dd. “Stock Appreciation Right” or “SAR” means a right to receive a payment, in cash or by allotment and issuance, transfer, or delivery of Shares, equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over a specified exercise price, granted pursuant to Section 7 of the Plan.

ee. “Subsidiary” means any “subsidiary” within the meaning of Rule 405 under the Securities Act.

ff. “Substitute Awards” has the meaning set forth in Section 4(a) of the Plan.

3. Administration.

a. Authority of the Committee. The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) grant Awards and issue any Shares or other securities or other Awards or property pursuant to an Award; (vii) determine whether, to what extent, and under what

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circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee (in each case consistent with Section 409A of the Code); (viii) interpret, administer or reconcile any inconsistency, correct any defect, resolve ambiguities and/or supply any omission in the Plan, any Award Agreement, and any other instrument or agreement relating to, or Award made under, the Plan; (ix) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (x) establish and administer Performance Goals and certify or determine whether, and to what extent, they have been attained; (xi) adopt and approve any supplements to or amendments, restatements or alternative versions of the Plan (including, without limitation, sub-plans) in accordance with Section 13 of the Plan; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

b. Indemnity. No member of the Board or the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Section 3(c) below shall be liable for anything done or omitted to be done by him or her, by any member of the Board or the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company from any claim, loss, damage or expense (including counsel fees) with respect to any such action or determination, except for his or her own willful misconduct or as expressly provided by statute.

c. Delegation. The Committee may delegate to one or more officers of the Company (or, in the case of awards of Shares, the Board may delegate to a committee made up of one or more directors) the authority to grant Awards to Participants who are not executive officers or directors of the Company subject to Section 16 of the Exchange Act.

4. Shares Available for Awards.

a. Available Shares. Subject to adjustment as provided in Section 4(b) below, the aggregate number of Shares with respect to which Awards may be granted from time to time under the Plan shall in the aggregate not exceed 2,910,053; provided, that, subject to adjustment as provided for in Section 4(b) below, all of such Shares may be granted as Incentive Stock Options. Shares available under the Plan may be newly issued Shares, Shares repurchased by the Company or Shares acquired and held in treasury by the Company or a Subsidiary of the Company.

If any Shares subject to an Award are forfeited, acquired for cancellation, cancelled, or exchanged or if an Award terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, acquisition for cancellation, cancellation, exchange, termination or expiration, again be available for Awards under the Plan. For the avoidance of doubt, if two Awards are granted together in tandem, the Shares underlying any portion of the tandem Award which is not exercised or not otherwise settled in Shares will again be available for Awards under the Plan. Upon payment in cash of the benefit provided by any Award granted under this Plan, any Shares that were covered by that Award will again be available for Awards under the Plan. If, under this Plan, a Participant has elected to give up the right to receive cash compensation in exchange for Shares based on Fair Market Value, such Shares will not count against the aggregate limit described above. Notwithstanding the foregoing, any Shares which (i) are tendered to or withheld or acquired by the Company to satisfy payment or applicable tax withholding requirements in connection with the vesting or delivery of an Award, (ii) are withheld or acquired by the Company upon exercise of an Option pursuant to a “net

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exercise” arrangement, or (iii) underlie a Stock Appreciation Right that is settled in Shares, shall not again be available for Awards under the Plan. In addition, Shares that are purchased or acquired by the Company in the open market pursuant to any repurchase plan or program, whether using Option proceeds or otherwise, shall not be made available for grants of Awards under the Plan, nor shall such number of purchased shares be added to the limit described in above in this Section 4(a). Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan.

b. Adjustments. Notwithstanding any provisions of the Plan to the contrary, in the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, division, sub-division, split-up, spin-off, combination, repurchase, reacquisition or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall equitably adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including any appropriate adjustments to the individual limitations applicable to Awards set forth in Section 4(a) above; provided, however, that any adjustment to such individual limitations will be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award, which, in the case of Options and Stock Appreciation Rights shall equal the excess, if any, of the Fair Market Value of the Share subject to each such Option or Stock Appreciation Right over the per Share exercise price or grant price of such Option or Stock Appreciation Right.

c. Director Limits. Notwithstanding any plan or program of the Company or any Subsidiary of the Company to the contrary, the maximum amount of compensation that may be paid to any single Non-Employee Director in respect of any single fiscal year (including Awards under the Plan, determined based on the Fair Market Value of such Award as of the grant date, as well as any retainer fees) shall not exceed $750,000 (the “Non-Employee Director Compensation Limit”).

d. Minimum Purchase Price. Notwithstanding any provision in the Plan to the contrary, any authorized but previously unissued Shares issued under the Plan shall not be issued for consideration that is less than their aggregate par value.

5. Eligibility. Any Employee, Consultant or Non-Employee Director shall be eligible to be selected as a Participant and receive any Award as determined by the Committee.

6. Stock Options.

a. Grant of Options. Subject to the terms of the Plan, the Committee shall have sole authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the exercise price thereof and the conditions and limitations

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applicable to the exercise of the Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. All Options when granted under the Plan are intended to be Non-Qualified Stock Options, unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if for any reason such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan’s requirements relating to Non-Qualified Stock Options. No Option shall be exercisable more than ten years from the date of grant.

b. Exercise Price. The Committee shall establish the exercise price at the time each Option is granted, which exercise price shall be set forth in the applicable Award Agreement and which exercise price (except with respect to Substitute Awards) shall not be less than the Fair Market Value per Share on the date of grant and, provided that the exercise price per share shall not be less than the par value per share.

c. Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement. The applicable Award Agreement shall specify the period or periods of continuous service by the Participant that is necessary before the Option or installments thereof will become exercisable. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

d. Payment of Exercise Price. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate exercise price therefor is received by the Company. Such payment may be made (A) in cash, or its equivalent, or (B) subject to the Company’s consent, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), or (C) subject to such rules as may be established by the Committee and applicable law, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or (D) subject to any conditions or limitations established by the Committee, the Company’s withholding or Shares or reacquisition of Shares otherwise issuable upon exercise of an Option pursuant to a “net exercise” arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, any Shares so withheld or reacquired by the Company will be cancelled and not be treated as issued and acquired as treasury shares by the Company upon such exercise), or (E) by a combination of the foregoing, or (F) by such other methods as may be approved by the Committee, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company or withheld as of the date of such tender or withholding is at least equal to such aggregate exercise price.

Wherever in this Plan or any Award Agreement a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

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7. Stock Appreciation Rights.

a. Grant of SARs. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either before, at the same time as the Award or at a later time. No Stock Appreciation Right shall be exercisable more than ten years from the date of grant.

b. Exercise and Payment. A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the grant price thereof (which grant price (except with respect to Substitute Awards) shall not be less than the Fair Market Value on the date of grant or less than the par value per share). The Committee shall determine in its sole discretion whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares.

c. Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at the grant of a Stock Appreciation Right, the term, methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

8. Restricted Stock.

a. Grant of Restricted Stock. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Shares of Restricted Stock shall be granted, the number of Shares of Restricted Stock to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which the Restricted Stock may be forfeited to or acquired for no further consideration by the Company, and the other terms and conditions of such Awards.

b. Transfer Restrictions. Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable Award Agreements. Unless otherwise directed by the Committee, (i) any certificates issued in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power or share transfer form endorsed in blank, with the Company, or (ii) Shares of Restricted Stock shall be held at the Company’s transfer agent in book entry form with appropriate restrictions relating to the transfer of such Shares of Restricted Stock. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall, as applicable, either deliver such certificates to the Participant or the Participant’s legal representative or the transfer agent shall remove the restrictions relating to the transfer of such Shares.

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9. Restricted Stock Units.

a. Grant of RSUs. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Restricted Stock Units shall be granted, the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Stock Units may be forfeited to or acquired for no further consideration or cancelled (as applicable) by the Company, and the other terms and conditions of such Awards.

b. Transfer Restrictions. Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered.

c. Settlement of RSUs. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a Share. Restricted Stock Units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon or after the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

10. Performance Awards.

a. Grant of Performance Awards. The Committee shall have sole authority to determine the Participants who shall receive a “Performance Award”, which shall consist of a right which is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such Performance Goals during such Performance Periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

b. Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award.

c. Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period as set forth in the Award Agreement on the date of grant.

11. Other Stock-Based Awards. The Committee shall have authority to grant to Participants an “Other Stock-Based Award”, which shall consist of any right which is (i) not an Award described in Sections 6 through 11 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award, including the price, if any, at which securities may be purchased pursuant to any Other Stock-Based Award granted under this Plan, provided such price is not less than the aggregate par value of the Shares.

12. Dividends and Dividend Equivalents. Rights to (i) dividends or other distributions may be extended to and made part of any Restricted Stock Award and (ii) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit Award, subject in each case to such terms, conditions and restrictions as the Committee may establish as set forth in the Award Agreement thereto; provided, however, that such dividends and Dividend Equivalents shall be payable at the same time, and shall be subject to the same conditions, that are applicable to the underlying Award. Accordingly, the right to receive such dividends and Dividend Equivalent payments shall be forfeited

Page | 10

or cancelled to the extent that the underlying Restricted Stock or RSUs do not vest, are forfeited, acquired or are otherwise cancelled pursuant to such Award. Notwithstanding any provision herein to the contrary, dividends and/or Dividend Equivalents shall not be made part of any Options or SARs.

13. Amendment and Termination.

a. Amendments to the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that if an amendment to the Plan (i) would materially increase the benefits accruing to Participants under the Plan, (ii) would materially increase the number of securities which may be issued under the Plan, (iii) would materially modify the requirements for participation in the Plan, (iv) would increase the Non-Employee Director Compensation Limit, or (v) must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the applicable nationally recognized exchange, or, if the Shares are not traded on the applicable nationally recognized exchange, the principal national securities exchange upon which the Shares are traded or quoted, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained; and provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would impair the rights of any Participant or any holder or beneficiary of any Award previously granted shall not be effective as to such Participant without the written consent of the affected Participant, holder or beneficiary.

b. Amendments to Awards. The Committee may amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted; provided that any such amendment, alteration, suspension, discontinuance, cancellation, or termination that would impair the rights of any Participant or any holder or beneficiary of any Award previously granted shall not be effective as to such Participant without the written consent of the affected Participant, holder or beneficiary.

c. Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make equitable adjustments in the terms and conditions of, and the criteria included in, all outstanding Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(b) hereof) affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary of the Company, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

d. Repricing. Except in connection with a corporate transaction or event described in Section 4(b) hereof, the terms of outstanding Awards may not be amended to reduce the exercise price of Options or the grant price of Stock Appreciation Rights, or cancel Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price or grant price, as applicable, that is less than the exercise price of the original Options or grant price of the original Stock Appreciation Rights, as applicable, without shareholder approval. This Section 13(d) is intended to prohibit the repricing of “underwater” Options and Stock Appreciation Rights and will not be construed to prohibit the adjustments provided for in Section 4(b) hereof.

14. Change in Control. Upon a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives, which may vary among individual Participants and which may vary among Awards held by any individual Participant: (i) provide for the substitution of a new Award or other arrangement

Page | 11

(which, if applicable, may be exercisable for such property, shares or securities as the Committee determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (ii) provide for acceleration of the vesting and exercisability of, or lapse of restrictions, in whole or in part, with respect to, the Award and, if the transaction is a cash merger or amalgamation, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (iii) cancel any such Awards and to deliver to the Participants cash in an amount that the Committee shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or Stock Appreciation Rights shall be the excess of the fair market value of Shares on such date over the Exercise Price of such Award (it being understood that, in such event, any Option or Stock Appreciation Right have a per share exercise price equal to, or in excess of, the fair market value of a Share subject thereto may be cancelled and terminated without payment or consideration therefore).

Notwithstanding anything in this Plan or any Award Agreement to the contrary, for Awards granted to Participants who are subject to US taxes, to the extent any provision of this Plan or an Award Agreement would cause a payment of deferred compensation that is subject to Section 409A of the Code to be made upon the occurrence of (i) a Change in Control, then such payment shall not be made unless such Change in Control also constitutes a “change in ownership”, “change in effective control” or “change in ownership of a substantial portion of the Company’s assets” within the meaning of Section 409A of the Code or (ii) a termination of employment or service, then such payment shall not be made unless such termination of employment or service also constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payment that would have been made except for the application of the preceding sentence shall be made in accordance with the payment schedule that would have applied in the absence of a Change in Control or termination of employment or service but disregarding any future service or performance requirements. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

15. General Provisions.

a. Nature of Payments. Any and all grants of Awards and issuances of Shares pursuant to any Awards shall be in consideration for services performed for the Company and/or its Subsidiaries by the Participant and any Shares issued pursuant to this Plan shall be issued fully paid.

b. Nontransferability. Each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be sold, assigned, alienated, pledged, attached or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported sale, assignment, alienation, pledge, attachment, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary of the Company; provided that the designation of a beneficiary shall not constitute a sale, assignment, alienation, pledge, attachment, transfer or encumbrance.

c. No Rights to Awards. The Plan is a discretionary benefit operated by the Company, and no Employee or other Participant participates as of right in the Plan. The grant of Awards does not imply a right to participate or to be considered for participation in a later grant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

Page | 12

d. Share Certificates. Shares or other securities of the Company or any Subsidiary of the Company delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission (or any successor thereto) and the staff thereof, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

e. Withholding. The Company shall have the right to require payment of applicable taxes, social security obligations and pension plan obligations (or similar charges) as a condition to settlement of any Award, and the Company or any Subsidiary of the Company shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes including any social security obligations in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The amount determined by the Committee to be due upon the grant or vesting of any Award, or at any other applicable time, shall be paid in full at the time of exercise in cash or, if permitted by the Committee in its discretion, by reducing the number of Shares otherwise deliverable with respect to the Award, or tendering or reacquiring Shares, valued at Fair Market Value on the date of exercise, or any combination of the foregoing methods, or otherwise entering into arrangements to pay the withholding amount in a form acceptable to the Company. The Committee may take or require such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes and other charges; provided, however, that to the extent a Participant forfeits or surrenders the right to require the Company to allot and issue, transfer, or deliver Shares, the number of such Shares must equal in Fair Market Value no more than the sum of (i) the amount of withholding due based on the withholding rate(s) applied by the Company, in its discretion, in accordance with the applicable withholding laws and regulations in effect at the time such withholding is required, if at all, and (ii) such other charges. If Shares subject to the Award are used as set forth above to satisfy tax or other charges, such shares shall be valued based on the Fair Market Value on the date as of which the amount of the tax or charges is determined. Other Shares tendered or reacquired to pay taxes or charges will be valued based on the Fair Market Value on the date received by the Company.

f. Detrimental Activity and Recapture. Awards hereunder shall be subject to cancellation or forfeiture of an Award or the forfeiture and repayment to the Company of any gain related to an Award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant during employment or other service with the Company or a Subsidiary of the Company, shall engage in activity detrimental to the Company, whether discovered before or after the employment or service period. In addition, notwithstanding anything in this Plan to the contrary, any Award Agreement may also provide for the cancellation or forfeiture of an Award or the forfeiture and repayment to the Company of any gain related to an Award, or other provision intended to have a similar effect, upon such terms and conditions as may be required by the Committee under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the SEC or any national securities exchange or national securities association on which the Shares may be traded, or pursuant to any policy implemented or adopted by the Company.

g. Award Agreements. Each Award hereunder that is not immediately vested and delivered as of its date of grant shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any

Page | 13

rules applicable thereto, including but not limited to, the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.

h. No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary of the Company from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Stock, Shares and other types of Awards provided for hereunder (subject to shareholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

i. No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or in any consulting relationship to, or as a director on the Board or board of directors, as applicable, of, the Company or any Subsidiary of the Company. Further, the Company or a Subsidiary of the Company may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, any Award Agreement or any applicable employment contract or agreement. A Participant waives all and any rights to compensation or damages for the termination of the Participant’s office or employment with the Company or a Subsidiary of the Company for any reason whatsoever (including unlawful termination of employment) insofar as those rights arise or may arise from the Participant ceasing to have rights under the Plan as a result of that termination or from the loss or diminution in value of such rights or entitlements.

j. No Rights as Shareholder. Subject to the provisions of the applicable Award Agreement and Section 12 hereof, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall be entitled to the rights of a shareholder in respect of such Restricted Stock.

k. Rights of Third Parties. It is not intended that any of the terms of the Plan should be enforceable by any third party pursuant to the UK Contract (Rights of Third Parties) Act 1999.

l. Governing Law. Unless otherwise provided for in an applicable Award Agreement, the validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware, applied without giving effect to its conflict of laws principles.

m. Consent to Holding and Processing of Personal Data. By participating in the Plan, participants acknowledge the Company (or any Subsidiary of the Company) may hold, process and transfer (including outside the European Economic Area and the United Kingdom) or disclose any of their personal data (as that term is defined in the General Data Protection Regulation (EU) 2016/679 (GDPR) and Retained Regulation (EU) 2016/679 (UK GDPR)) for the administration of the Plan and its other business purposes. All use shall be in accordance with the terms of the Company’s privacy notice, data protection policy and/or employee handbook in force from time to time which are available from the Chief Compliance Officer at Seadrill Limited, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, U.K.

n. Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or

Page | 14

would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

o. Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or result in any liability under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

p. No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary of the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary of the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary of the Company.

q. Non-Uniform Determinations. The Committee’s determinations under the Plan and with respect to Awards granted under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (i) the persons to receive Awards under the Plan, (ii) the terms and provisions of Awards under the Plan, and (iii) the treatment of leaves of absence.

r. Successors and Assigns. The Plan and any Award Agreements shall be binding upon and inure to the benefit of the Company, its Subsidiaries and their successors and assigns.

s. Survival of Terms; Conflicts. The provisions of the Plan shall survive the termination of the Plan to the extent consistent with, or necessary to carry out, the purposes thereof. To the extent of any conflict between the Plan and any Award Agreement, the Plan shall control; provided, however, that any Award Agreement may impose greater restrictions or grant lesser rights than the Plan.

t. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, acquired, terminated, or otherwise eliminated.

u. Deferrals. In the event the Committee permits a Participant to defer any Award payable in the form of cash, all such elective deferrals shall be accomplished by the delivery of a written, irrevocable election by the Participant on a form provided by the Company. All deferrals shall be made in accordance with administrative guidelines established by the Committee to ensure that such deferrals comply with all applicable requirements of Section 409A of the Code.

Page | 15

v. Usage and Headings. Words used in the Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine, or neuter genders. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

16. Compliance with Section 409A of the Code.

a. To the extent applicable, it is intended that this Plan and any grants made hereunder comply with, or be exempt from, the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder shall be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of Treasury or the Internal Revenue Service. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant’s account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Subsidiaries shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

b. Neither a Participant nor any of a Participant’s creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A of Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant’s benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

c. Notwithstanding anything to the contrary in the Plan or any award agreement, to the extent that the Plan and/or Awards granted hereunder are subject to Section 409A of the Code, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Award, adopt policies and procedures, or take any other actions (including, without limitation, amendments, policies, procedures and actions with retroactive effect) as the Committee determines are necessary or appropriate to (i) exempt the Plan and/or any Award from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Award, or (iii) comply with the requirements of Section 409A of the Code, including, without limitation, any regulations or other guidance that may be issued after the date of the grant.

d. If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (i) the Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the earlier of the first business day of the seventh month following separation from service or death.

Page | 16

17. Effective Date; Term of the Plan. The Plan is effective as of the Effective Date; provided, however, that before any Awards granted hereunder may be settled in Shares, the Plan must be approved by the Company’s shareholders at a general meeting. For the avoidance of doubt, this Plan shall not be considered an employee share scheme with respect to Awards granted hereunder that are settlable in cash. Even if shareholder approval of the Plan is not obtained, and unless the terms of the Awards provide otherwise, any Awards granted hereunder that are settleable in cash shall remain outstanding with the Plan remaining effective to the extent necessary to govern the administration of such Awards and to allow for future cash-settled Awards to be granted. For the avoidance of doubt, if shareholder approval is not obtained within 12 months from the Effective Date, no Incentive Stock Options may be granted under the Plan. No grant will be made under this Plan more than ten years after the Effective Date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

Page | 17

SEADRILL LIMITED

2022 MANAGEMENT INCENTIVE PLAN

UK SCHEDULE

The following provisions will apply to Awards granted under the Plan to any UK Participant:

18. Defined terms. Unless otherwise defined below, all other capitalized terms used in this Schedule shall be as defined under the Plan rules.

a. “Employer NICs” means secondary Class 1 National Insurance contributions.

b. “UK Participant” means any Participant who is a resident for tax purposes in the United Kingdom.

19. Participation limited to employees. Awards under this Schedule may be granted only to the bona fide employees or former employees of the Company and its group as defined for the purposes of the “employee share schemes” exemption under Article 60(2) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005/1529, and “Employee” shall be interpreted accordingly for the purposes of this Schedule.

20. Employer NICs. The Committee may require a Participant, as a condition of the grant, vesting or exercise of an Award, to enter into an agreement to bear the cost of or an election for the transfer of the liability for any Employer NICs which arise on the grant, vesting, exercise or otherwise in connection with an Award. For the avoidance of doubt, the reference in Paragraph 15(d) of the Plan to “social security obligations” shall include the amount of any such Employer NICs which the Participant has lawfully agreed to bear.

Page | 18

Appendix 3 – Amended and Restated Bye-laws

Amended and Restated Bye-laws of

Seadrill Limited

(formerly known as Seadrill 2021 Limited, registration no. 202100496)

Approved by the Board of Directors of the Company and adopted by resolution of the Members of the Company on             2023.

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

conyers.com

TABLE OF CONTENTS

INTERPRETATION		1

1.	Definitions	1

SHARES		4

2.	Power to Issue Shares	4

3.	Power of the Company to Purchase its Shares	4

4.	Rights Attaching to Shares	4

5.	Calls on Shares	5

6.	Forfeiture of Shares	6

7.	Share Certificates	7

8.	Fractional Shares	7

REGISTRATION OF SHARES		8

9.	Register of Members	8

10.	Registered Holder Absolute Owner	8

11.	Transfer of Registered Shares	8

12.	Transmission of Registered Shares	11

ALTERATION OF SHARE CAPITAL		13

13.	Power to Alter Capital	13

14.	Variation of Rights Attaching to Shares	13

DIVIDENDS AND CAPITALISATION		13

15.	Dividends	13

16.	Power to Set Aside Profits	14

17.	Method of Payment	14

18.	Capitalisation	15

MEETINGS OF MEMBERS		15

19.	Annual General Meetings	15

20.	Special General Meetings	15

21.	Requisitioned General Meetings	15

22.	Notice	15

23.	Giving Notice and Access	16

24.	Postponement or cancellation of General Meeting	17

25.	Electronic Participation and security in Meetings	17

26.	Quorum at General Meetings	17

27.	Chairman to Preside at General Meetings	17

28.	Voting on Resolutions	18

29.	Power to Demand a Vote on a Poll	18

30.	Voting by Joint Holders of Shares	19

31.	Instrument of Proxy	20

32.	Representation of Corporate Member	20

33.	Adjournment of General Meeting	21

34.	Written Resolutions	21

35.	Directors Attendance at General Meetings	22

DIRECTORS AND OFFICERS		22

36.	Election of Directors	22

37.	Number of Directors	25

38.	Director Independence and Citizenship/Residency Requirements	25

39.	Term of Office of Directors	25

40.	Removal of Directors	25

41.	Vacancy in the Office of Director	25

42.	Remuneration of Directors	26

43.	Defect in Appointment	26

44.	Board to Manage Business	26

45.	Powers of the Board of Directors	26

46.	Chairman of the Board	27

47.	Chief Executive Officer	27

48.	Delegation to Committees	28

49.	Register of Directors and Officers	29

50.	Appointment and Removal of Officers	29

51.	Appointment of Secretary	29

52.	Duties of Officers	29

53.	Remuneration of Officers	29

54.	Conflicts of Interest	29

55.	Indemnification and Exculpation of Directors and Officers	30

MEETINGS OF THE BOARD OF DIRECTORS		31

56.	Board Meetings	31

57.	Notice of Board Meetings	31

58.	Electronic Participation in Meetings	31

59.	Quorum at Board Meetings	32

60.	Board to Continue in the Event of Vacancy	32

61.	Chairman to Preside	32

62.	Written Resolutions	32

63.	Validity of Prior Acts of the Board	32

CORPORATE RECORDS		32

64.	Minutes	32

65.	Place Where Corporate Records Kept	33

66.	Information Rights	33

67.	Form and Use of Seal	33

ACCOUNTS		33

68.	Records of Account	33

69.	Financial Year End	34

AUDITS		34

70.	Annual Audit	34

71.	Appointment of Auditor	34

72.	Remuneration of Auditor	34

73.	Duties of Auditor	34

74.	Access to Records	34

75.	Financial Statements and the Auditor’s Report	35

76.	Vacancy in the Office of Auditor	35

77.	Mergers or Amalgamations	35

VOLUNTARY WINDING-UP AND DISSOLUTION		35

78.	Winding-Up	35

CHANGES TO CONSTITUTION		36

79.	Changes to Bye-laws	36

80.	Discontinuance	36

Seadrill Limited

INTERPRETATION

1.	DEFINITIONS

1.1.	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	the Companies Act 1981 and any related regulations;

“Applicable Law”	with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

“Appointed Stock Exchange”	any stock exchange appointed by the Minister of Finance of Bermuda under the Act;

“Auditor”	includes an individual, company or partnership;

“Audit Committee”	the audit committee of the Board from time to time established/appointed in accordance with these Bye-laws;

“Bermuda Business Day”	any day other than a Saturday, Sunday or a day on which commercial banks located in Bermuda are required or authorised by law to be closed;

“Board”	the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

“Business Day”	any day other than a Saturday, Sunday or a day on which commercial banks located in Bermuda or New York are required or authorised by law or executive order to be closed;

“Chief Executive Officer”	the chief executive officer of the Company, as may be appointed by the Board from time to time;

“Common Shares”	has the meaning given in Bye-law 4.1 and “Common Share” shall be construed accordingly;

“Company”	Seadrill Limited (formerly known as Seadrill 2021 Limited), an exempted company incorporated under the Act with registration number 202100496;

Seadrill Limited

“Director”	a director of the Company from time to time;

“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended);

“Exchange Control Act”	the Exchange Control Act 1972 and related regulations;

“Executive Officers”	has the meaning given in the U.S. Securities Act of 1933 (as amended);

“Independent” or “Independence”	in relation to a Director or proposed Director means that such Director or proposed Director is (a) independent as defined by Rule 10A-3 promulgated by the Securities and Exchange Commission under the Exchange Act (or any successor rule thereto), with respect to members of the Audit Committee and (b) for all other purposes, independent as defined by the listing standards of each Relevant Exchange (if the Relevant Exchange is an Appointed Stock Exchange), and, in any case, by the listing standards of the New York Stock Exchange;

“Interested Director”	has the meaning given in Bye-law 54.2;

“Joint Nomination and Remuneration Committee”	the joint nomination and remuneration committee of the Board from time to time established/appointed in accordance with these Bye-laws;

“Member”	the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

“Norwegian Registrar”	means the registrar appointed, from time to time, by the Board to act as branch registrar of the Company with responsibility to maintain the VPS Register;

“notice”	written notice as further provided in these Bye-laws unless otherwise specifically stated;

“Officer”	any person appointed by the Board to hold an office in the Company;

“Register of Directors and Officers”	the register of directors and officers referred to in these Bye-laws;

“Register of Members”	the register of members referred to in these Bye-laws;

Seadrill Limited

“Relevant Exchange”	the securities exchange (if any) on which the Common Shares are listed from time to time;

“Resident Representative”	any person appointed to act as resident representative and includes any deputy or assistant resident representative;

“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Treasury Share”	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;

“VPS”	Verdipapirsentralen ASA, a Norwegian corporation maintaining a computerized central share registry in Oslo, Norway, for bodies corporate whose shares are listed for trading on the Oslo Stock Exchange, and includes any successor registry; and

“VPS Register”	means the branch register of the Company kept in Oslo, Norway, or the register of beneficial interests in shares of the Company maintained through VPS, as applicable.

1.2.	In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:-

(i)	“may” shall be construed as permissive;

(ii)	“shall” shall be construed as imperative; and

(iii)

“at least” in relation to the number of days or Business Days for a period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

(e)	a reference to a statutory provision shall be deemed to include any amendment or re-enactment thereof;

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(f)	the phrase “issued and outstanding” in relation to shares, means shares in issue other than Treasury Shares;

(g)	the word “corporation” means a corporation whether or not a company within the meaning of the Act; and

(h)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3.

In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	POWER TO ISSUE SHARES

2.1.

Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

2.2.

Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.	POWER OF THE COMPANY TO PURCHASE ITS SHARES

3.1.	The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

3.2.	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4.	RIGHTS ATTACHING TO SHARES

4.1.	At the date these Bye-laws are adopted, the share capital of the Company is divided into shares of a single class: 375,000,000 common shares of par value $0.01 each (the “Common Shares”).

4.2.	The holders of Common Shares shall, subject to these Bye-laws:

(a)

be entitled to receive notice of and attend and vote at general meetings of the Company (and on written resolutions in accordance with Bye-law 34 and the Act) and be entitled to one vote per Common Share;

Seadrill Limited

(b)	be entitled to such dividends as the Board may from time to time declare in accordance with these Bye-laws and the Act;

(c)

in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company available for distribution among all holders of Common Shares on a pari passu and pro rata basis; and

(d)	generally be entitled to enjoy all of the rights attaching to Common Shares.

4.3.

At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.4.

All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

4.5.

No holder of Common Shares or other securities of the Company shall have any pre-emptive right to purchase Common Shares, other securities of the Company or securities convertible into or exchangeable for or carrying rights or options to purchase Common Shares or other securities of the Company, whether such Common Shares or other securities are now or hereafter authorised, which at any time may be proposed to be issued by the Company or having rights or options to purchase granted by the Company.

5.	CALLS ON SHARES

5.1.

The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

Seadrill Limited

5.2.	Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

5.3.	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4.	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

6.	FORFEITURE OF SHARES

6.1.

If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

Seadrill Limited (the “Company”)

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [    ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

[Signature of Secretary] By Order of the Board

6.2.

If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Act.

Seadrill Limited

6.3.

A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

6.4.

The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

7.	SHARE CERTIFICATES

7.1.

Subject to the provisions of this Bye-law 7, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical or electronic means.

7.2.	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

7.3.

If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued for such certificate and request an indemnity for the lost, mislaid, or destroyed certificate if it sees fit.

7.4.	Notwithstanding any provisions of these Bye-laws:

(a)

the Board shall, subject always to the Act and any other Applicable Laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)

unless otherwise determined by the Board and as permitted by the Act and any other Applicable Laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.	FRACTIONAL SHARES

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up, in each case on such fractional basis.

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REGISTRATION OF SHARES

9.	REGISTER OF MEMBERS

9.1.

The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act. Subject to the provisions of the Act, the Company may keep one or more branch registers in any place in or outside of Bermuda and the Board may make, amend or revoke any regulations it thinks fit with respect to the keeping of such branch registers. Subject to the Common Shares being listed on the Oslo Stock Exchange, they shall be registered in the VPS.

9.2.

The Register of Members shall be open to inspection without charge at the registered office of the Company on every Bermuda Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Bermuda Business Day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

10.	REGISTERED HOLDER ABSOLUTE OWNER

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.	TRANSFER OF REGISTERED SHARES

11.1.

Subject to the Act and to such of the restrictions contained in these Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder), any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve. Should the Company be permitted to do so under the laws of Bermuda, the Board may, either generally or in any particular case, upon request by the transferor or the transferee, accept mechanically or electronically executed instruments of transfer and may also make such regulations with respect to transfer in addition to the provisions of these Bye-laws as it considers appropriate.

11.2.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and, where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

11.3.	The Board may, in its absolute discretion, decline to register any transfer of any share which is not a fully paid up share.

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11.4.	Subject to the Common Shares being listed on the Oslo Stock Exchange:

(a)

The Board shall decline to register the transfer of any share, and shall direct the Norwegian Registrar to decline (and the Norwegian Registrar shall decline) to register the transfer of any interest in any share held through a branch register, to a person where the Board is of the opinion that such transfer might breach any law or requirement of any authority or any Relevant Exchange until it has received such evidence as it may require to satisfy itself that no such breach would occur.

(b)

The Board may decline to register the transfer of any share, and may direct the Norwegian Registrar to decline (and the Norwegian Registrar shall decline if so requested) to register the transfer of any interest in any share held through the VPS Register, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty per cent. (50%) or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty per cent. (50%) or more of the votes attached to all issued and outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS Register) by a person or persons resident for tax purposes in Norway, provided that this provision shall not apply to the registration of shares in the name of the Norwegian Registrar as nominee of persons whose interests in such shares are reflected in the VPS Register, but shall apply, mutatis mutandis, to interests in shares of the Company held by persons through the VPS Register.

(c)

For the purposes of this Bye-law, each Member (other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register) shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Register of Members for such Member, and each person whose interests in shares are reflected in the VPS Register shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the VPS Register for such person. If such Member or person is not resident for tax purposes in such jurisdiction or if there is a subsequent change in his residence for tax purposes, such Member shall notify the Company immediately of his residence for tax purposes.

(d)

Where any Member or person whose interests in shares are reflected in the VPS Register fails to notify the Company in accordance with the foregoing, the Board and the Norwegian Registrar may suspend sine die such Member’s or person’s entitlement to vote or otherwise exercise, any rights attaching to the shares or interests therein and to receive payments of income or capital which become due or payable in respect of such shares or interests and the Company shall have no liability to such Member or person arising out of the late payment or non-payment of such sums and the Company may retain such sums for its own use and benefit. In addition to the foregoing, the Board and the Norwegian Registrar may dispose of the shares in the Company or interests herein of such Member or person at the best price reasonably obtainable in all the circumstances, and in connection therewith the Board is authorised to appoint any person to sign any instrument of transfer on behalf of such Member or person. Where a notice informing such Member or person of the proposed disposal of his shares or interests therein has been

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served, his shares or interest therein may not be transferred otherwise than in accordance with this Bye-law and any other purported transfer of such shares or interests therein shall not be registered in the Register of Members and/or the VPS Register and shall be null and void.

(e)

Any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to a disposal of shares or interests therein by the Company or the Norwegian Registrar in accordance with this Bye-law.

11.5.

If fifty per cent. (50%) or more of the aggregate issued and outstanding share capital of the Company or shares representing fifty per cent. (50%) or more of the votes attached to all issued and outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the VPS Register) by a person or persons resident for tax purposes in Norway, other than the Norwegian Registrar in respect of those shares registered in its name in the Register of Members as nominee of persons whose interests in such shares are reflected in the VPS Register, the Board shall make an announcement to such effect through the Oslo Stock Exchange, and the Board and the Norwegian Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the issued and outstanding share capital of the Company held or owned as aforesaid being less than fifty per cent. (50%) and, for these purposes, the Board and the Norwegian Registrar shall in such case dispose of shares or interests therein owned by persons resident for tax purposes in Norway on the basis that the shares or interests therein most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares or interests therein of the person in breach thereof shall be sold first. In connection with any such disposal, the Board is authorised to appoint any person to sign an instrument of transfer on behalf of the person holding such shares or interests. Holders of shares in the Company or interests therein shall not be entitled to raise any objection to the disposal of their shares or interests, but any provisions of these Bye-laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-law.

11.6.	Without limiting the generality of the foregoing, the Board may also decline to register any transfer unless:

(a)

the instrument of transfer is duly stamped and lodged with the Company accompanied by the certificate for the shares to which it relates if any and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of share; and/or

(c)	all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained.

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11.7.

Subject to Applicable Laws (which, for the avoidance of doubt, shall include all applicable laws relating to the regulation of securities), and these Bye-laws, each Member may transfer all or any portion of its shares to its respective affiliates.

11.8.

If the Board declines to register a transfer of any shares, the Board shall, within ten (10) Business Days after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of such refusal.

11.9.	Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

11.10.	The Company may sell, dispose of, or transfer Treasury Shares for cash or other consideration.

11.11.

Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an Appointed Stock Exchange shall be transferred in accordance with the rules and regulations of such exchange.

11.12.	Subject to any directions of the Board from time to time in force the Secretary may exercise the powers and discretion of the Board under this Bye-law 11.

11.13.

No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register of Members and/or the VPS Register relating to any share.

12.	TRANSMISSION OF REGISTERED SHARES

12.1.

In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the legal personal or estate representative of the deceased member, where such Member was sole holder, shall be the only person recognised by the Company as having any title to such shares; however, nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by such Member solely or jointly with other persons. For the purpose of this Bye-law, legal personal or estate representative means the executor or administrator of a deceased Member, the person to whom probate or letters of administration has or have been granted or, failing any such person, such other person as the Board may in its absolute discretion determine as being properly authorised to deal with the shares of a deceased Member for the purpose of this Bye-law.

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12.2.

Any person becoming entitled to a share in consequence of the death of a Member, bankruptcy of any Member or otherwise by operation of Applicable Law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to such person’s entitlement, either be registered as the Member or elect to nominate another person to be registered as the transferee thereof. If the person so becoming entitled elects to be registered as a Member, they shall deliver or send to the Company a notice in writing signed by them stating that they so elect. If they elect to nominate another person to be registered, they shall execute in favour of such nominee an instrument of transfer of such share in the form set out below or in such other form as the Board may accept:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

Seadrill Limited (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Signed by:	In the presence of:

Transferee	Witness

12.3.

All the limitations, restrictions and provisions of these Bye-laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer shared by such Member.

12.4.

A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of Applicable Law shall (upon such evidence being produced as may from time to time be required by the Board as to such entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but they shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until they shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered themselves or to transfer the share and if the notice is not complied with within sixty

Seadrill Limited

(60) days of the date thereof the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

12.5.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Law 12.

ALTERATION OF SHARE CAPITAL

13.	POWER TO ALTER CAPITAL

13.1.

The Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

13.2.	Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

14.	VARIATION OF RIGHTS ATTACHING TO SHARES

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a resolution passed by at least three-fourths of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

15.	DIVIDENDS

15.1.

The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

15.2.	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

Seadrill Limited

15.3.	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

15.4.

The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.	POWER TO SET ASIDE PROFITS

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

17.	METHOD OF PAYMENT

17.1.

Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or bank draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing.

17.2.

In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

17.3.	The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

17.4.

Any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

17.5.

The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

Seadrill Limited

18.	CAPITALISATION

18.1.

The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

18.2.

The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS

19.	ANNUAL GENERAL MEETINGS

An annual general meeting shall be held in each calendar year (other than the year of incorporation) at such time and in Bermuda or at such other place as the Board shall determine, but in no event shall any such annual general meeting be held in Norway or the United Kingdom.

20.	SPECIAL GENERAL MEETINGS

The Board may convene a special general meeting whenever in their judgment such a meeting is necessary, but in no event shall any such Special General Meeting be held in Norway or the United Kingdom.

21.	REQUISITIONED GENERAL MEETINGS

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

22.	NOTICE

22.1.

At least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.

22.2.

At least ten (10) Business Days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.

Seadrill Limited

22.3.

Subject to Applicable Law and the rules of the Relevant Exchange, the Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

22.4.

A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

22.5.

The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

23.	GIVING NOTICE AND ACCESS

23.1.	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)

by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served seven (7) days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)

by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two (2) days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)

by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)

by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

23.2.

Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

Seadrill Limited

23.3.

In proving service under Bye-laws 23.1(b), (c) and (c), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

24.	POSTPONEMENT OR CANCELLATION OF GENERAL MEETING

On the instruction of the Board, the Secretary shall, postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned pursuant to Bye-law 21) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to each Member in accordance with these Bye-laws.

25.	ELECTRONIC PARTICIPATION AND SECURITY IN MEETINGS

25.1.

Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

25.2.

The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.	QUORUM AT GENERAL MEETINGS

26.1.

At any general meeting two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding voting shares of the Company shall form a quorum for the transaction of business.

26.2.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition pursuant to Bye-law 21, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the date, time and place for the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

27.	CHAIRMAN TO PRESIDE AT GENERAL MEETINGS

Unless otherwise agreed by a majority of those attending and entitled to vote at a general meeting, the chairman of the Company, if there be one who is present, and if not the Chief Executive Officer of the Company, if there be one who is present, shall act as chairman of such meeting. In their absence a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

Seadrill Limited

28.	VOTING ON RESOLUTIONS

28.1.

Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

28.2.	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

28.3.

At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

28.4.

In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5.

At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

28.6.

At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

29.	POWER TO DEMAND A VOTE ON A POLL

29.1.	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or

(b)	at least three Members present in person or represented by proxy; or

(c)

any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)

any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right.

Seadrill Limited

29.2.

Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

29.3.

A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

29.4.

Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by one or more scrutineers appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose, and the result of the poll shall be declared by the chairman of the meeting.

30.	VOTING BY JOINT HOLDERS OF SHARES

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Seadrill Limited

31.	INSTRUMENT OF PROXY

31.1.	A Member may appoint a proxy by:

(a)	an instrument in writing in substantially the following form or such other form as the Board may determine from time to time or the Board or the chairman of the meeting shall accept:

Proxy

Seadrill Limited (the “Company”)

I/We, [insert names here] , being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

Member(s)

or

(b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

31.2.

The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

31.3.	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

31.4.	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

32.	REPRESENTATION OF CORPORATE MEMBER

32.1.

A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

32.2.

Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

Seadrill Limited

33.	ADJOURNMENT OF GENERAL MEETING

33.1.

The chairman of a general meeting at which a quorum is present may, with the consent of the Members decided by the affirmative votes of a majority of the votes cast (and shall if so directed by the Members) adjourn the meeting.

33.2.

In addition, the chairman of a general meeting may adjourn the meeting to another date, time and place or to an unspecified date, time and place without the consent or direction of the Members, and whether or not a quorum is present, if it appears to him that:

(a)	it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

33.3.

Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

34.	WRITTEN RESOLUTIONS

34.1.

Subject to these Bye-laws and in particular Bye-law 34.7, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Bye-law.

34.2.

Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution.

34.3.

A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) the Members who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting.

34.4.	A resolution in writing may be signed in any number of counterparts.

34.5.

A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

Seadrill Limited

34.6.	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

34.7.	This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

34.8.

For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

35.	DIRECTORS ATTENDANCE AT GENERAL MEETINGS

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

36.	ELECTION OF DIRECTORS

36.1.

Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. Subject to the requirements of Bye-law 38, any Member, the Joint Nomination and Remuneration Committee or the Board may propose or nominate any person for election as a Director.

36.2.

Where any person, other than a person proposed for re-election or election as a Director by the Joint Nomination and Remuneration Committee or the Board, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where a Director is to be elected:

(a)

at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made;

(b)

at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made; and

(c)	at any general meeting, such notice must set forth:

Seadrill Limited

(i)

as to each person whom the Member proposes to nominate for election as a Director: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of the Company owned beneficially or of record by the person, (D) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director of the Company and (E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to applicable laws or regulations or that the Company may reasonably request in order to determine the eligibility of such person to serve as a Director of the Company (including, without limitation, pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended);

(ii)	the name and record address of the Member giving the notice and of the beneficial owner, if any, on whose behalf the nomination is proposed;

(iii)

the class or series and number of shares of the Company which are registered in the name of or beneficially owned by such Member and such beneficial owner (including any shares as to which such Member or such beneficial owner has a right to acquire ownership at any time in the future);

(iv)

a description of all derivatives, swaps or other transactions or series of transactions engaged in, directly or indirectly, by such Member or such beneficial owner, the purpose or effect of which is to give such Member or such beneficial owner economic risk similar to ownership of shares of the Company;

(v)

a description of all agreements, arrangements, understandings or relationships engaged in, directly or indirectly, by such Member or such beneficial owner (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares), the purpose or effect of which is to mitigate loss to, reduce the economic risk (or ownership or otherwise) of any shares or any class or series of shares of the Company, manage the risk of share price changes for, or increase or decrease the voting power of, such Member or beneficial owner, or which provides, directly or indirectly, such Member or beneficial owner with the opportunity to profit from any decrease in the price or value of the shares or any class or series of shares of the Company;

Seadrill Limited

(vi)

a description of all agreements, arrangements, understandings or relationships between such Member or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposed nomination by such Member and any material relationship between such Member or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election;

(vii)

any material pending or threatened legal proceeding in which such Member or such beneficial owner is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company,

(viii)	a representation that such Member intends to appear in person or by proxy at the general meeting to propose such nomination;

(ix)

a representation as to whether such Member or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to Members of at least the percentage of the voting power of the Company’s issued and outstanding shares required to elect such nominee and/or (B) otherwise solicit proxies from Members in support of such nomination; and

(x)

such other information relating to the proposed nomination as the Company may reasonably require to determine the eligibility of such proposed nominee to serve as an Independent Director of the Company or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee;

(d)

in the case of an election at any general meeting, such notice must be accompanied by a written consent of each person whom the Member proposes to nominate for election as a Director to being named as a nominee and to serve as a Director if elected; and

(e)

if requested by the Company, the information required under Bye-laws 36.2(c)(iii), (iv), (v), (vi) and (vii) shall be supplemented by such Member and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

36.3.

Where persons are validly proposed for re-election or election as a Director, such Directors shall be elected or re-elected by a majority of votes cast at the relevant general meeting in accordance with these Bye-laws.

36.4.	At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

36.5.	The election or appointment of a person or persons to act as a Director in the alternative to any one or more Directors shall not be permitted.

Seadrill Limited

37.	NUMBER OF DIRECTORS

The Board shall consist of such number of Directors as the Board may determine from time to time, but such number shall not be less than five (5) and not more than eleven (11) Directors and shall be based on the recommendation of the Joint Nomination and Remuneration Committee.

38.	DIRECTOR INDEPENDENCE AND CITIZENSHIP/RESIDENCY REQUIREMENTS

38.1.	Any and all Directors shall at all times be Independent.

38.2.	The majority of the Directors shall not be any of the following: (i) citizens of the United States; (ii) residents of the United States; or (iii) residents of the United Kingdom.

39.	TERM OF OFFICE OF DIRECTORS

39.1.	A Director shall hold office until the next annual general meeting or until their office is otherwise vacated in accordance with these Bye-laws.

39.2.	A Director who is re-elected is treated as continuing in office throughout. A Director who is not re-elected shall retain office until the end of the relevant annual general meeting.

40.	REMOVAL OF DIRECTORS

40.1.

Subject to any provision to the contrary in these Bye-laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than fourteen (14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

40.2.

If a Director is removed from the Board under this Bye-law 40 the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

41.	VACANCY IN THE OFFICE OF DIRECTOR

41.1.	The office of Director shall be vacated if the Director: (a) is removed from office pursuant to these Bye-laws;

(b)	is prohibited or disqualified from being a Director by Applicable Law;

(c)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(d)	is or becomes of unsound mind or dies; or

(e)	resigns his office by notice to the Company.

Seadrill Limited

41.2.

Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-law 41.1 or as a result of an increase in the size of the Board; except that in the case of a vacancy created by Bye-law 41.1(a), such vacancy shall be filled in accordance with Bye-law 40.2.

41.3.	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire in accordance with Bye-law 39.

42.	REMUNERATION OF DIRECTORS

The remuneration (if any) of the Directors shall be determined by the Board based on the recommendation of the Joint Nomination and Remuneration Committee. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

43.	DEFECT IN APPOINTMENT

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

44.	BOARD TO MANAGE BUSINESS

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting.

45.	POWERS OF THE BOARD OF DIRECTORS

Without limiting the generality of Bye-law 44, the Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)

exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

Seadrill Limited

(c)

by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(d)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(e)	delegate any of its powers (including the power to sub-delegate) to a committee of the Board in accordance with Bye-law 48;

(f)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(g)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(h)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(i)

authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

46.	CHAIRMAN OF THE BOARD

46.1.

Following the appointment of the Initial Directors and at all times thereafter, the Company shall have a chairman of the Board who shall be appointed by the Board. The chairman of the Board, shall perform such duties as may be delegated by the Board.

46.2.	The chairman of the Board shall not have a second or casting vote at any Board meetings or general meetings.

47.	CHIEF EXECUTIVE OFFICER

47.1.	The Chief Executive Officer shall be appointed and removed in accordance with Bye-law 50.

47.2.

Unless the Board shall otherwise delegate such duties, the Chief Executive Officer shall have general and active management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer or such other Officer as shall be authorised by him or her shall have such powers and duties as usually pertain to the office of chief executive officer, except as the same may be modified by the Board.

Seadrill Limited

47.3.

The Chief Executive Officer is authorised as an observer to attend, but not count in the quorum, vote, or otherwise entitled to participate in any meetings of the Board or any committee of the Board, and shall be entitled to receive all written materials and other information given to Directors in connection with any meetings of the Board or any committee of the Board at the same time and in the same manner that those materials or information are given to the Directors or the members of any committee of the Board, except for attendance at meetings or receipt of materials or information that, upon the determination of the Board, constitutes or could constitute a conflict of interest or adversely affect the attorney-client privilege. For the avoidance of doubt, the Chief Executive Officer in his capacity as Board observer shall not have voting rights but shall be bound by the same confidentiality obligations as the members of the Board.

48.	DELEGATION TO COMMITTEES

48.1.

The Board may delegate any of its powers, authorities and discretions (including the power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the Board or not) as it thinks fit, provided that every such committee shall (a) not comprise of a majority of persons who are resident in the United Kingdom, and (b) conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by (i) the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board, and (ii) the rules and regulations of any Relevant Exchange.

48.2.	A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee).

48.3.	Such committee or committees shall have such name or names as may be determined from time to time by resolution of the Board.

48.4.

The Board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The Board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of these Bye-laws refers to the exercise of a power, authority or discretion by the Board and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee, save that no committee shall have the power or authority to:

(a)	adopt an agreement of merger, amalgamation, consolidation, scheme of arrangement or similar arrangement;

(b)	recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets;

(c)	recommend to the Members a winding up or dissolution of the Company or a revocation of a winding up or dissolution; or

Seadrill Limited

(d)	unless the resolution of the Board constituting the committee expressly provides as such, to declare a dividend or to authorise the allotment or issue of shares.

48.5.

Committee membership designations shall be subject to provisions regarding Independence or other qualifications for committee service which may be imposed by Applicable Laws, rules or regulations (including the rules and regulations of any Relevant Exchange).

48.6.

As soon as reasonably practicable following the adoption of these Bye-laws, the Board shall establish the Audit Committee and the Joint Nomination and Remuneration Committee, each comprising of Independent Directors, and approve committee charters in respect of the same, in each case by reference to Applicable Law (and the rules and regulations of any Relevant Exchange or, if the Company’s shares are not then listed, the Oslo Stock Exchange and/or the New York Stock Exchange).

49.	REGISTER OF DIRECTORS AND OFFICERS

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

50.	APPOINTMENT AND REMOVAL OF OFFICERS

The Board may appoint such Officers (who may or may not be Directors), including the office of the Chief Executive Officer, as the Board may determine for such terms as the Board deems fit and may remove any Officers at its discretion. The majority of Executive Officers shall not be citizens or residents of the United States.

51.	APPOINTMENT OF SECRETARY

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

52.	DUTIES OF OFFICERS

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

53.	REMUNERATION OF OFFICERS

The Officers shall receive such remuneration as the Board may determine.

54.	CONFLICTS OF INTEREST

54.1.

Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

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54.2.

A Director who is directly or indirectly interested in a contract or proposed contract, transaction or arrangement with the Company (an “Interested Director”) shall promptly declare the nature of such interest as required by the Act and any other requirements of Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange).

54.3.

An Interested Director who has complied with the requirements of the foregoing Bye-law may not vote in respect of such contract or proposed contract but may, at the discretion of the uninterested directors present at the meeting, attend, and be counted in the quorum for the meeting at which the contract or proposed contract, transaction or arrangement is to be voted on.

54.4.

No contract or proposed contract, transaction or arrangement shall be void or voidable by reason only that the Interested Director was counted in the quorum of the relevant meeting or signed a written resolution of the Board in respect thereof to achieve unanimity, and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

55.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS

55.1.

The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

55.2.	The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or

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indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

55.3.

The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

MEETINGS OF THE BOARD OF DIRECTORS

56.	BOARD MEETINGS

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit, provided that the Board shall meet at least once every three months, and any physical meeting of the Board shall not take place in Norway or the United Kingdom. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

57.	NOTICE OF BOARD MEETINGS

57.1.

Subject to Bye-law 57.2, a Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting on at least five (5) Business Days’ notice, save that all Directors may prospectively or all Directors present at the time of any meeting at which a quorum exists, waive the requisite length of notice of such meeting (with their attendance being sufficient to indicate their agreement to waive notice).

57.2.

The chairman of the Board may, if he or she deems a situation to be an emergency which requires urgent attention, convene a Board meeting on such shorter notice as he or she sees fit, such determination to be conclusively evidenced by the convening of such meeting.

57.3.

Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

58.	ELECTRONIC PARTICIPATION IN MEETINGS

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting, provided that the majority of Directors participating in the meeting (including the Chairman) shall not be physically located in the United Kingdom or Norway. Any such meeting shall be opened in and originate from Bermuda and if all the Directors participating in such meeting are not in the same place, they may decide that the meeting is be deemed as taking place wherever any of them is, but under no circumstances can they decide that the meeting is deemed to have taken place in the United Kingdom or Norway.

Seadrill Limited

59.	QUORUM AT BOARD MEETINGS

The quorum necessary for the transaction of business at a Board meeting shall be a simple majority of the Directors for the time being in office who are neither (i) resident in the United Kingdom nor (ii) present in the United Kingdom at the time of the meeting. If there are only two (2) Directors for the time being in office, the quorum shall be two (2) Directors whom may act for the purposes set out in Bye-law 60 only, and if there is only one (1) Director for the time being in office, the quorum shall be one (1) Director whom may act for the purposes set out in Bye-law 60 only.

60.	BOARD TO CONTINUE IN THE EVENT OF VACANCY

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

61.	CHAIRMAN TO PRESIDE

The chairman of the Company, if there be one who is present, shall act as chairman at such Board meeting. In their absence a chairman of the meeting shall be appointed or elected by a majority of the Directors present at the board meeting.

62.	WRITTEN RESOLUTIONS

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director, and provided always that a majority of the Directors signing are not present in the United Kingdom at the time of signature.

63.	VALIDITY OF PRIOR ACTS OF THE BOARD

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

64.	MINUTES

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

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(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

65.	PLACE WHERE CORPORATE RECORDS KEPT

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

66.	INFORMATION RIGHTS

The Company shall provide or make available to all Members such information as is required by financial disclosure requirements under Applicable Law, the Exchange Act and the rules of any Relevant Exchange.

67.	FORM AND USE OF SEAL

67.1.	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda, but in no event in the United Kingdom.

67.2.

A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

67.3.	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

68.	RECORDS OF ACCOUNT

68.1.	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

68.2.

Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

68.3.	Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

Seadrill Limited

69.	FINANCIAL YEAR END

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

70.	ANNUAL AUDIT

Subject to Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange) and any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

71.	APPOINTMENT OF AUDITOR

71.1.

Subject to the Act and any other requirements of Applicable Law, rules or regulations (including the rules and regulations of any Relevant Exchange), the Members shall appoint, or shall approve the appointment of, an auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

71.2.	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72.	REMUNERATION OF AUDITOR

72.1.	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

72.2.	The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

73.	DUTIES OF AUDITOR

73.1.

The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

73.2.

The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

74.	ACCESS TO RECORDS

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

Seadrill Limited

75.	FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT

75.1.	Subject to the following Bye-law 75.2, the financial statements and/or the auditor’s report as required by the Act shall

(a)	be laid before the Members at the annual general meeting; or

(b)	be received, accepted, adopted or approved by the Members by written resolution passed in accordance with these Bye-laws.

75.2.

If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

76.	VACANCY IN THE OFFICE OF AUDITOR

The Board may fill any casual vacancy in the office of the auditor.

77.	MERGERS OR AMALGAMATIONS

In respect of any merger or amalgamation of the Company with any other company or corporation, wherever incorporated, which the Act requires to be approved by the Members:

(a)	where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and the Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

(b)

where such merger or amalgamation has not been approved by the Board, the necessary general meeting quorum shall be two persons holding or representing by proxy at least two-thirds of the issued and outstanding voting shares of the Company and the Member’s approval shall require the affirmative vote of at least two-thirds of votes cast at a general meeting.

VOLUNTARY WINDING-UP AND DISSOLUTION

78.	WINDING-UP

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

Seadrill Limited

CHANGES TO CONSTITUTION

79.	CHANGES TO BYE-LAWS

No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members including the affirmative vote of a majority of all votes cast at a general meeting.

80.	DISCONTINUANCE

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

Appendix 4 – Table of Proposed Bye-law Amendments

A summary of the proposed bye-law amendments is set out below. Where a definition in the current bye-laws of the Company is no longer used in the amended and restated bye-laws of the Company (the “A&R Bye-laws”), such definition has been deleted from the A&R Bye-laws.

Please see Appendix 3 to the 2022 Notice & Proxy Statement for the full set of A&R Bye-laws.

Current Bye- law No.	Current Bye-law wording	A&R Bye- law No.	Proposed A&R Bye-law wording	Explanatory Comment
2	Power to Issue Shares

2.2	Notwithstanding anything in these Bye-laws to the contrary, the Company shall not issue non-voting equity securities of any class, series, or other designation to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code; provided, however, that the foregoing restriction (i) shall have no further force and effect beyond that required under such Section 1123(a)(6) of the Bankruptcy Code nor after such Section 1123(a)(6) of the Bankruptcy Code no longer applies to the Company, and (ii) may be amended or eliminated in accordance with Applicable Law as from time to time may be in effect.	-	~~Notwithstanding anything in these Bye-laws to the contrary, the Company shall not issue non- voting equity securities of any class, series, or other designation to the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code; provided, however, that the foregoing restriction (i) shall have no further force and effect beyond that required under such Section 1123(a)(6) of the Bankruptcy Code nor after such Section 1123(a)(6) of the Bankruptcy Code no longer applies to the Company, and (ii) may be amended or eliminated in accordance with Applicable Law as from time to time may be in effect.~~	This wording was required in connection with emergence from the Company’s Chapter 11 process and is no longer relevant.

-	-	2.2	Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).	This wording reinstates a standard power for a Bermuda company that is necessary to be in its bye-laws to allow the Company to redeem preference shares, if any preference shares are ever created by the shareholders. The power to create any preference shares remains with the shareholders.

19	Annual General Meeting

19	An annual general meeting shall be held in each calendar year (other than the year of incorporation) at	19	An annual general meeting shall be held in each calendar year (other than the year of	The final sentence of the current bye-law is deleted as

	such time and in Bermuda or at such other place as the Board shall determine, but in no event shall any such annual general meeting be held in Norway or the United Kingdom. However, the first annual general meeting after the date these Bye-laws were adopted is to be held within one (1) month of the first anniversary of the Plan Effective Date.		incorporation) at such time and in Bermuda or at such other place as the Board shall determine, but in no event shall any such annual general meeting be held in Norway or the United Kingdom. ~~However, the first annual general meeting after the date these Bye-laws were adopted is to be held within one (1) month of the first anniversary of the Plan Effective Date.~~	the first year following the Company’s emergence from its Chapter 11 process is complete and its first annual general meeting is being held on 21 March 2023.

22	Notice

22.1	Subject to Bye-law 22.3, at least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.	22.1	~~Subject to Bye-law 22.3,~~ At least ten (10) Business Days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. For the avoidance of doubt, no business shall be conducted at an annual general meeting except for the business set forth in the notice properly provided to each Member.	The wording “Subject to Bye- law 22.3” has been deleted as this wording was inadvertently included and serves no purpose.

22.2	Subject, to Bye-law 22.3, at least ten (10) Business Days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.	22.2	~~Subject to Bye-law 22.3,~~ At least ten (10) Business Days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. For the avoidance of doubt, no business shall be conducted at a special general meeting except for the business set forth in the notice properly provided to each Member.	The wording “Subject to Bye- law 22.3” has been deleted as wording was inadvertently included and serves no purpose.

36.	Election of Directors

36.1	Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. Subject to the requirements of Bye-law 38, any Member, the Joint Nomination and Remuneration Committee or the Board may propose or nominate any person for election as a Director. Subject to Bye-law 36.1A below, any nominee proposals put forth by one or more	36.1	Only persons who are proposed or nominated in accordance with this Bye-law 36 shall be eligible for election as Directors. Subject to the requirements of Bye-law 38, any Member, the Joint Nomination and Remuneration Committee or the Board may propose or nominate any person for election as a Director. ~~Subject to Bye-law 36.1A below, any nominee~~	The amendment removes the last sentence of the current bye-law which references to Bye-law 36.1A (to be deleted, see below).

	Members or the Joint Nomination and Remuneration Committee shall not be binding on the Board.		~~proposals put forth by one or more Members or the Joint Nomination and Remuneration Committee shall not be binding on the Board.~~

36.1A	Any nominee proposal put forth by one or more Members holding at least 10% of the issued and outstanding voting shares of the Company shall be put before the Members for consideration and, if deemed appropriate, for election at the respective general meeting, provided that (a) the discretion of the Directors, to be exercised in compliance with their fiduciary duties from time to time, in relation to whether or not to support or recommend such nominee proposal to the Members at such general meeting shall not in any way be fettered, restricted or otherwise prejudiced; and (b) such nominee proposal complies with the requirements set out in Bye-law 36.2.	-	~~Any nominee proposal put forth by one or more Members holding at least 10% of the issued and outstanding voting shares of the Company shall be put before the Members for consideration and, if deemed appropriate, for election at the respective general meeting, provided that (a) the discretion of the Directors, to be exercised in compliance with their fiduciary duties from time to time, in relation to whether or not to support or recommend such nominee proposal to the Members at such general meeting shall not in any way be fettered, restricted or otherwise prejudiced; and (b) such nominee proposal complies with the requirements set out in Bye-law 36.2.~~

The amendment removes the right of one or more shareholders who hold 10% of the issued and outstanding voting shares of the Company to put their nominee before the shareholders.

All shareholders will continue to have the right to nominate directors, and the board will consider those nominations in line with its fiduciary duties.

37	Number of Directors

37	The Board shall at the date of adoption of these Bye- laws consist of seven (7) Directors (such directors collectively, the “Initial Directors”). From the First AGM, the Board shall consist of such number of Directors as the Members elect or as the Members may determine in general meeting from time to time, based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding.	37	The Board shall ~~at the date of adoption of these Bye-laws~~ consist of ~~seven (7) Directors (such directors collectively, the “Initial Directors”). From the First AGM, the Board shall consist of~~ such number of Directors as the ~~Members elect or as the Members~~ Board may determine ~~in general meeting~~ from time to time, but such number shall not be less than five (5) and not more than eleven (11) Directors and shall be based on the recommendation of the Joint Nomination and Remuneration Committee~~, which shall not be binding~~.

The amendment allows the Board to determine the size of the Board within a limited and defined range set out in the bye-laws.

We believe this amendment provides the board flexibility in setting board size, within an appropriate range.

39	Term of Office of Directors

39.1	The term of office of the Initial Directors shall expire at the First AGM. Thereafter a Director shall hold office until the next annual general meeting or until their office is otherwise vacated.	39.1	~~The term of office of the Initial Directors shall expire at the First AGM. Thereafter~~ A Director shall hold office until the next annual general meeting or until their office is otherwise vacated in accordance with these Bye-laws.	The amendment tidies up the wording as the defined term “First AGM” is no longer needed.

40	Removal of Directors

40.1	Subject to any provision to the contrary in these Bye- laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye- laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than seven (7) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.	40.1	Subject to any provision to the contrary in these Bye-laws, the Members representing more than fifty per cent (50%) of the votes cast at the general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than ~~seven~~ fourteen (~~7~~14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.	The amendment increases the notice period for removal from 7 to 14 days.

41	Vacancy in the office of the Directors

41.2	Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-laws 41.1 (b) through (e).	41.2	Provided a quorum of Directors remains in office, the Board shall have the power to appoint any person as a Director to fill any vacancy on the Board occurring as a result of Bye-law~~s~~ 41.1~~(b) through (e)~~ or as a result of an increase in the size of the Board; except that in the case of a vacancy created by Bye-law 41.1(a), such vacancy shall be filled in accordance with Bye-law 40.2.	The amendment updates the wording of the bye-law to reflect the amendment to Bye- law 37, which allows the Board to increase or decrease the size of the Board within the range set forth in the bye- laws (i.e. 5 to 11).

41.3	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire at the next annual general meeting.	41.3	The term of office of any Director appointed by the Board pursuant to Bye-law 41.2 to fill a vacancy on the Board shall expire ~~at the next annual general meeting~~ in accordance with Bye-law 39.	The amendment updates the wording of the bye-law to reflect the tidy up amendment to Bye-law 39, which also provides that expiration of the term of the person appointed by the Board to fill a vacancy will expire at the next annual general meeting.

42	Remuneration of Directors

42	The remuneration (if any) of the Directors shall be determined by the Members in general meeting	42	The remuneration (if any) of the Directors shall be determined by the ~~Members in general~~	The amendment allows the Board to set the remuneration of the Directors which aligns

	based on the recommendation of the Joint Nomination and Remuneration Committee, which shall not be binding. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.		~~meeting~~ Board based on the recommendation of the Joint Nomination and Remuneration Committee~~, which shall not be binding~~. The Directors may also be paid all reasonable and documented travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.	with good corporate governance practices and will better orient the Company with market practices, including common practices of Bermuda companies and companies whose shares are principally traded on the New York Stock Exchange (NYSE).

45	Powers of the Board of Directors

45(b)	Without limiting the generality of Bye-law 44, the Board may: (b) provide benefits on behalf of the Company to any Director or Officer, including pursuant to an employee share scheme which has been approved by the Members in a general meeting;	-

Without limiting the generality of Bye-law 44, the Board may:

~~(b) provide benefits on behalf of the Company to any Director or Officer, including pursuant to an employee share scheme which has been approved by the Members in a general meeting;~~

The amendment removes the limitation on the Board’s powers to approve benefits pursuant to a share scheme that has been approved by the Members.

This amendment aligns the Bye-laws with the laws of our jurisdiction of incorporation, Bermuda, and common practice in Bermuda.

The Board’s ability to provide benefits under a share scheme remain subject to fiduciary duties, applicable orders relating to the Company’s emergence from the Chapter 11 process and the authorized share capital of the Company.

66	Information Rights

66.2	All Members who hold at least 5% of the issued and outstanding voting shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to Applicable Law, the Exchange Act or the rules of any Relevant Exchange:	-

~~All Members who hold at least 5% of the issued and outstanding voting shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to Applicable Law, the Exchange Act or the rules of any Relevant Exchange:~~

As the Company’s shares are traded on the Oslo Stock Exchange (OSE) and NYSE, the Company is subject to extensive public reporting requirements. It is unusual for shareholders holding a certain amount of shares of a company, particularly shareholders holding only 5%- 10% of a company’s shares as in bye-law 66.3 addressed below, to have information rights that are more extensive that than those of other shareholders.

(a)   audited consolidated annual financial statements;

(b)   unaudited consolidated quarterly financial statements;

(c)   unaudited semi-annual Company briefing;

(d)   such information and/or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the New First Lien Facility), subject to the relevant Members entering into customary confidentiality arrangements and any requirements of Applicable Law; and

(e)   any further information and/or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of Applicable Law.

(f)   ~~audited consolidated annual financial statements;~~

(g)   ~~unaudited consolidated quarterly financial statements;~~

(h)   ~~unaudited semi-annual Company briefing;~~

(i) ~~such information and/or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the New First Lien Facility), subject to the relevant Members entering into customary confidentiality arrangements and any requirements of Applicable Law; and~~

(j) ~~any further information and/or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of Applicable Law.~~

66.3	Members who hold (i) 7% or more of the issued and outstanding voting shares of the Company as at the Plan Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Plan Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in this Bye-law 66, provided that the Company is satisfied that each such Member (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to Applicable Law; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to Applicable Laws.	-	~~Members who hold (i) 7% or more of the issued and outstanding voting shares of the Company as at the Plan Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Plan Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in this Bye-law 66, provided that the Company is satisfied that each such Member (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to Applicable Law; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to Applicable Laws.~~	See explanation above regarding bye-law 66.2.

66.4	Promptly following any request therefor, the Company shall use its reasonable efforts to furnish to any Initial Member information and documentation reasonably requested by such Initial Member for purposes of such Initial Member’s compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and 31 C.F.R. § 1010.230.	-	~~Promptly following any request therefor, the Company shall use its reasonable efforts to furnish to any Initial Member information and documentation reasonably requested by such Initial Member for purposes of such Initial Member’s compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and 31 C.F.R. § 1010.230.~~	This bye-law is unnecessary as the Company is already subject to extensive public reporting requirements as a result of the Company’s shares trading on the OSE and NYSE.

77	Mergers or Amalgamations

77	In respect of any merger or amalgamation of the Company with any other company or corporation, wherever incorporated, which the Act requires to be approved by the Members, the necessary general meeting quorum shall be two or more persons throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company and the Members’ approval shall be as set out in Bye-law 28 respectively.	77

In respect of any merger or amalgamation of the Company with any other company or corporation, wherever incorporated, which the Act requires to be approved by the Members:

(a)   where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and the Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

A majority standard for Board- approved transactions will facilitate Member approval of such transactions and reduce the ability for shareholders holding a relatively small percentage of shares to block Board-approved transactions and the will of the holders of a majority of shares.

(b)   where such merger or amalgamation has not been approved by the Board, the necessary general meeting quorum shall be two ~~or more~~ persons ~~throughout the meeting and~~ holding or representing ~~in person or~~ by proxy ~~in excess of 25%~~ at least two-thirds of the ~~total voting rights of all~~ issued and outstanding voting shares of the Company and the Members’ approval shall require the affirmative vote of at least two-thirds of votes cast at a general meeting.

A higher voting standard is

appropriate for transactions that the Board has not approved and incentivizes potential acquirers to negotiate directly with the Board, who in turn are best-positioned to negotiate the most favourable terms for the company and its Members.

79	Changes to the Bye-laws

79	No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.	79	No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members including the affirmative vote of ~~not less than two-thirds~~ a majority of all votes cast at a general meeting.

The amendment lowers the Member approval required to amend the bye-laws.

A majority standard will facilitate future bye-law amendments by lowering the voting threshold and reducing the ability for a small number of large shareholders to block Board-approved bye-laws.

Seadrill Limited

(the “Company”)

PROXY FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 21, 2023

I/We (insert name)                      (block letters) the holder(s) of (insert number of shares)                      common shares in the Company hereby appoint each of Mrs Julie Robertson (Chair of the Board), Mr Simon Johnson (Seadrill CEO), Mr Martyn Svensen (Seadrill Vice President of Insurance) and Ms Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill Limited’s Bermuda Counsel), with the power of substitution to act as my/our proxy at the 2022 Annual General Meeting of the Company to be held at 10:00 AM, on March 21, 2023 at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda, or at any adjournment thereof, and to vote on my/our behalf as directed below.

I/We desire my/our votes to be cast on the resolutions to be proposed at the 2022 Annual General Meeting (as set out in full in the Notice of 2022 Annual General Meeting and Proxy Statement dated February 17, 2023 (the “Notice”)) as indicated below.

	RESOLUTION		FOR	AGAINST	ABSTAIN
1.	To re-elect, by way of separate resolutions, the following persons as Directors of the Company to serve until the next annual general meeting or until their respective offices are otherwise vacated in accordance with the Company’s bye- laws:

	a.	Julie Robertson	☐	☐	☐

	b.	Jean Cahuzac	☐	☐	☐

	c.	Jan Kjaervik	☐	☐	☐

	d.	Mark McCollum	☐	☐	☐

	e.	Andrew Schultz	☐	☐	☐

	f.	Paul Smith	☐	☐	☐

	g.	Ana Zambelli	☐	☐	☐

2.	To appoint PricewaterhouseCoopers LLP as auditor to serve as the auditor of the Company for the financial year ended December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.		☐	☐	☐

3.	To ratify, approve and confirm the remuneration of the Directors of the Company for the 2022 financial year and to approve the remuneration of the Directors of the Company for the 2023 financial year.		☐	☐	☐

4.	To approve the Management Incentive Plan.		☐	☐	☐

5.	To approve the amended and restatement of the Bye-laws of the Company.		☐	☐	☐

6.	To approve an increase of the number of Directors to nine (9) and authorise the Board to fill the vacancies of two (2) Directors.		☐	☐	☐

Note	Such other business as may properly come before the meeting or any adjournment thereof.		☐	☐	☐

Date	Signature

1.

To be valid this Proxy must be received by DNB Bank ASA, Registrars’ Department no later than 16:00 CET on March 16, 2023. The mailing address of DNB Bank ASA, Registrars’ Department is: DNB Bank ASA, Registrars’ Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway. Alternatively, this Proxy can be sent by e-mail to vote@dnb.no not later than the aforementioned date and time.

2.

If properly executed, the common shares of the Company represented by this Proxy (the “Shares”) will be voted by the proxy holder in the manner directed by the shareholder on this Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2022 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2022 Annual General Meeting or any postponement or adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2022 Annual General Meeting or any postponement or adjournment thereof.

3.

This Proxy must be completed, signed and dated by the shareholder or an attorney validly appointed by the shareholder. If signed by an attorney pursuant to a power of attorney or other authority, a notarial certified copy of such power of attorney or authority must be returned with this Proxy in accordance with Note 1 hereof.

4.	Proxy holders are entitled to vote on a poll or on a show of hands at the 2022 Annual General Meeting or any postponement or adjournment thereof.

5.	The shareholder (or attorney) shall place an “X” in the box for each Resolution above, indicating the way in which their vote is to be cast.

6.

If the shareholder is a corporation or company, this Proxy should be signed either by a duly authorised officer or attorney (in accordance with Note 3 hereof) of such corporation or company or be completed under its common seal. If shares are held jointly, each joint holder shall sign their name.

7.

If the shareholder wishes to vote for or against the appointment of one or more of the directors, he/she shall place an “X” indicating those directors he/she is voting for or against, as the case may be, in the appropriate space.

8.	Any alterations to this Proxy should be initialled by the shareholder (or attorney).

9.	The completion and return of this Proxy will not preclude the shareholder from attending the 2022 Annual General Meeting and voting in person.

2

☐ SCAN TO VIEW MATERIALS & VOTE w SEADRILL LIMITED PARK PLACE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above 55 PAR LA VILLE ROAD Use the Internet to transmit your voting instructions and for electronic delivery of information. HAMILTON Vote by 11:59 p.m. EDT on March 20, 2023. Have your proxy card in hand when you access HM 11 BERMUDA the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. EDT on March 20, 2023. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so that it is received by no later than 11:59 p.m. EDT on March 20, 2023. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D97685-P85872 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY SEADRILL LIMITED The Board of Directors recommends you vote FOR proposals 1(a)-(g), 2, 3, 4, 5 and 6. 1. To re-elect, by way of separate resolutions, the following persons as Directors of the Company to serve until the next annual general meeting or until their respective For Against Abstain offices are otherwise vacated in accordance with the Company’s Bye-laws 1a. Julie Robertson For Against Abstain 1b. Jean Cahuzac 3. To ratify, approve and confirm the remuneration of the Directors of the Company for the 2022 financial year and to approve the remuneration of the Directors of the 1c. Jan Kjaervik Company for the 2023 financial year. 1d. Mark McCollum 4. To approve the Management Incentive Plan. 1e. Andrew Schultz 5. To approve the amendment and restatement of the Bye-laws of the Company. 1f. Paul Smith 6. To approve an increase of the number of Directors of the Company to nine (9) and authorize the Board to fill the 1g. Ana Zambelli vacancies of two (2) Directors. NOTE: Such other business as may properly come before the 2. To appoint PricewaterhouseCoopers LLP as auditor to For Against Abstain meeting or any adjournment thereof. serve as the auditor of the Company for the financial year ended December 31, 2022 and until the close of the next annual general meeting, and to authorize the Board of Directors (acting through the Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and 20-F are available at www.proxyvote.com. D97686-P85872 SEADRILL LIMITED Annual General Meeting of Shareholders March 21, 2023 at 10:00 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) each of the following persons as proxy holders for the Meeting: Mrs Julie Robertson (Chair of the Board), Mr Simon Johnson (Seadrill CEO), Mr Martyn Svensen (Seadrill Vice President of Insurance) and Ms Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill Limited’s Bermuda Counsel), and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of SEADRILL LIMITED (the “Shares”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, on March 21, 2023, at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda, and any adjournment or postponement thereof. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2022 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2022 Annual General Meeting or any postponement or adjournment thereof. The proxy holders shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2022 Annual General Meeting or any postponement or adjournment thereof. Continued and to be signed on reverse side